UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.	FINANCIAL INFORMATION

ITEM 1.	Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	613,777	1,057,418
Restricted cash and cash equivalents	252,814	248,012
Trade and other receivables, net	869,851	937,854
Inventories, net	324,684	319,545
Other current assets	471,449	407,520
Income taxes receivable	49,544	94,168
Total current assets	2,582,119	3,064,517
Systems, equipment and other assets related to contracts, net	1,391,662	1,434,194
Property, plant and equipment, net	188,549	193,723
Goodwill	5,700,992	5,723,815
Intangible assets, net	2,152,036	2,273,460
Other non-current assets	2,270,086	2,427,953
Deferred income taxes	37,810	41,546
Total non-current assets	11,741,135	12,094,691
Total assets	14,323,254	15,159,208

Liabilities, redeemable non-controlling interests, and shareholders' equity
Current liabilities:
Accounts payable	1,131,717	1,240,753
Other current liabilities	1,217,519	1,780,875
Current portion of long-term debt	—	599,114
Short-term borrowings	73,980	—
Income taxes payable	138,770	55,935
Total current liabilities	2,561,986	3,676,677
Long-term debt, less current portion	8,069,984	7,777,445
Deferred income taxes	471,073	491,460
Income taxes payable	55,665	55,665
Other non-current liabilities	448,273	446,113
Total non-current liabilities	9,044,995	8,770,683
Total liabilities	11,606,981	12,447,360
Commitments and contingencies (Note 8)
Redeemable non-controlling interests	—	356,917
Shareholders’ equity:
Common stock, par value $0.10 per share; 204,201,076 and 203,446,572 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	20,420	20,344
Additional paid-in capital	2,600,446	2,676,854
Retained deficit	(929,012)	(1,032,372)
Accumulated other comprehensive income	277,134	340,169
Total IGT PLC’s shareholders’ equity	1,968,988	2,004,995
Non-controlling interests	747,285	349,936
Total shareholders’ equity	2,716,273	2,354,931
Total liabilities, redeemable non-controlling interests, and shareholders’ equity	14,323,254	15,159,208

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Service revenue	1,007,067	1,023,478	2,054,018	2,050,423
Product sales	195,271	196,026	355,276	321,665
Total revenue	1,202,338	1,219,504	2,409,294	2,372,088

Cost of services	607,684	616,740	1,225,742	1,241,034
Cost of product sales	122,403	138,362	225,754	252,698
Selling, general and administrative	196,088	210,185	411,306	410,709
Research and development	63,957	80,512	135,220	163,133
Restructuring expense	3,140	11,463	5,156	20,730
Transaction (income) expense, net	(11)	(29,630)	44	(27,309)
Total operating expenses	993,261	1,027,632	2,003,222	2,060,995

Operating income	209,077	191,872	406,072	311,093

Interest income	3,351	2,460	6,350	5,086
Interest expense	(106,239)	(115,984)	(216,518)	(230,783)
Foreign exchange gain (loss), net	172,546	(220,386)	75,851	(267,223)
Other expense, net	(31,304)	(26,112)	(28,323)	(23,445)
Total non-operating income (expenses)	38,354	(360,022)	(162,640)	(516,365)

Income (loss) before provision for income taxes	247,431	(168,150)	243,432	(205,272)
Provision for income taxes	52,232	84,086	112,737	73,756
Net income (loss)	195,199	(252,236)	130,695	(279,028)

Less: Net income attributable to non-controlling interests	33,703	22,750	52,019	33,899
Less: Net income attributable to redeemable non-controlling interests	—	14,915	20,326	31,764
Net income (loss) attributable to IGT PLC	161,496	(289,901)	58,350	(344,691)

Net income (loss) attributable to IGT PLC per common share - basic	0.79	(1.43)	0.29	(1.70)
Net income (loss) attributable to IGT PLC per common share - diluted	0.79	(1.43)	0.29	(1.70)

Weighted-average shares - basic	204,118	202,946	203,859	202,714
Weighted-average shares - diluted	204,516	202,946	204,345	202,714

Dividends declared per common share	$0.20	$0.20	$0.40	$0.40

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Net income (loss)	195,199	(252,236)	130,695	(279,028)

Other comprehensive (loss) income, before tax:

Foreign currency translation adjustments	(97,491)	83,966	(62,390)	108,341

Change in unrealized gain (loss) on cash flow hedges:
Unrealized gain (loss) on cash flow hedges	3,051	(4,385)	(3,061)	(6,034)
Reclassification of loss to net income	172	609	1,397	222
Total change in unrealized gain (loss) on cash flow hedges	3,223	(3,776)	(1,664)	(5,812)

Unrealized (loss) gain on available-for-sale securities	(185)	(1,987)	1,040	(477)

Unrealized loss on defined benefit plans	—	(101)	—	(101)

Other comprehensive (loss) income, before tax	(94,453)	78,102	(63,014)	101,951

Income tax (provision) benefit related to items of other comprehensive (loss) income	(784)	875	349	1,065
Other comprehensive (loss) income	(95,237)	78,977	(62,665)	103,016

Total comprehensive income (loss)	99,962	(173,259)	68,030	(176,012)

Less: Total comprehensive income attributable to non-controlling interests	34,117	22,405	52,389	33,348
Less: Total comprehensive income attributable to redeemable non-controlling interests	—	14,915	20,326	31,764
Total comprehensive income (loss) attributable to IGT PLC	65,845	(210,579)	(4,685)	(241,124)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

	For the six months ended June 30,
	2018	2017
Cash flows from operating activities
Net income (loss)	130,695	(279,028)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	202,448	185,906
Amortization	136,450	218,427
Service revenue amortization	111,115	101,039
Loss on extinguishment of debt	29,584	25,725
Stock-based compensation expense	17,119	3,273
Debt issuance cost amortization	11,534	10,042
Deferred income tax provision	(9,817)	(112,404)
Foreign exchange (gain) loss, net	(75,851)	267,223
Gain on sale of Double Down Interactive LLC	—	(51,233)
Other non-cash costs, net	481	4,051
Changes in operating assets and liabilities, excluding the effects of disposition:
Trade and other receivables	49,832	146,763
Inventories	(20,787)	1,819
Upfront Italian license fees	(366,270)	(185,368)
Accounts payable	(56,732)	(105,477)
Other assets and liabilities	(39,651)	93,166
Net cash provided by operating activities	120,150	323,924

Cash flows from investing activities
Capital expenditures	(258,967)	(370,590)
Proceeds from sale of assets	6,065	162,758
Proceeds from sale of Double Down Interactive LLC, net of cash divested	—	823,662
Other	1,458	1,679
Net cash (used in) provided by investing activities	(251,444)	617,509

Cash flows from financing activities
Principal payments on long-term debt	(1,058,753)	(671,615)
Dividends paid - non-controlling interests	(125,808)	(43,157)
Dividends paid	(81,553)	(81,162)
Return of capital - non-controlling interests	(53,600)	(35,907)
Net payments of financial liabilities	(36,586)	(28,092)
Payments in connection with the extinguishment of debt	(24,281)	(38,824)
Debt issuance costs paid	(4,047)	—
Net proceeds from short-term borrowings	73,980	—
Capital increase - non-controlling interests	134,536	19,754
Proceeds from long-term debt	863,911	—
Dividends paid - redeemable non-controlling interests	—	(7,307)
Capital increase - redeemable non-controlling interests	—	107,457
Other	(17,696)	(19,352)
Net cash used in financing activities	(329,897)	(798,205)

Net (decrease) increase in cash and cash equivalents, and restricted cash and cash equivalents	(461,191)	143,228
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	22,352	39,995
Cash and cash equivalents, and restricted cash and cash equivalents at the beginning of the period	1,305,430	541,316
Cash and cash equivalents, and restricted cash and cash equivalents at the end of the period	866,591	724,539

Supplemental Cash Flow Information
Interest paid	(262,886)	(245,753)
Income taxes refunded (paid)	13,313	(21,492)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to Condensed Consolidated Financial Statements

1.	Description of the Business

International Game Technology PLC, a public limited company organized under the laws of England and Wales (the "Parent"), has its corporate headquarters in London, England. The Parent is the successor to GTECH S.p.A., a società per azioni incorporated under the laws of Italy ("GTECH"), and the sole stockholder of International Game Technology, a Nevada corporation ("IGT"). The Parent, together with its consolidated subsidiaries, has principal operating facilities in Rome, Italy; Providence, Rhode Island; and Las Vegas, Nevada.

When used in these notes, unless otherwise specified or the context otherwise indicates, all references to "IGT PLC," the "Company," "we," "our," or "us" refer to the business and operations of the Parent and its consolidated subsidiaries.

We are a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. We also provide high-volume processing of commercial transactions. Our state-of-the-art information technology platforms and software enable distribution of our products and services through land-based systems, Internet and mobile devices.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2017 Form 20-F.

Intercompany accounts and transactions have been eliminated. The condensed consolidated financial statements are presented in U.S. dollars and all amounts are rounded to the nearest thousand (except share and per share data) unless otherwise indicated. Certain reclassifications have been made to prior periods to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

We account for a contract with a customer when:

i.	we have written approval;

ii.	the contract is committed;

iii.	the rights of the parties, including payment terms, are identified;

iv.	the contract has commercial substance; and

v.	collectability of consideration is probable.

A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct.  If we enter into two or more contracts at or near the same time, the contracts may be combined and accounted for as one contract, in which case we determine whether the services or products in the combined contract are distinct. A service or product that is promised to a customer is distinct if both of the following criteria are met:

•	The customer can benefit from the service or product either on its own or together with other resources that are readily available to the customer; and

•	Our promise to transfer the service or product to the customer is separately identifiable from other promises in the contract.

Revenue is recognized when (or as) control of a promised service or product transfers to a customer, in an amount that reflects the consideration (which represents the transaction price) to which we expect to be entitled in exchange for transferring that service or product. If the consideration promised in a contract includes a variable amount, we estimate the amount to which we expect to be entitled using either the expected value or most likely amount method. Our contracts may include terms that could cause variability in the consideration, including, for example, rebates, volume discounts, service-level penalties, and performance bonuses or other forms of contingent revenue.

Our standard payment terms dictate that payment is due upon receipt of invoice, payable within 30 days. Invoices are generally issued as control transfers and/or as services are rendered. Additionally, in determining the transaction price, we adjust the promised amount of consideration for the effects of the time value of money if the payment terms are not standard and the timing of payments agreed to by the parties to the contract provide the customer or the Company with a significant benefit of financing, in which case the contract contains a significant financing component. Most arrangements that contain a significant financing component include explicit financing terms.

We may include subcontractor services or third-party vendor services or products in certain arrangements. In these arrangements, revenue from sales of third-party vendor services or products are recorded net of costs when we are acting as an agent between the customer and the vendor, and gross when we are the principal for the transaction. To determine whether we are an agent or principal, we consider whether we obtain control of the services or products before they are transferred to the customer. In making this evaluation, several factors are considered, most notably whether we have primary responsibility for fulfillment to the customer, as well as inventory risk and pricing discretion.

Service Revenue

Service revenue is derived from the following sources:

•	Operating and Facilities Management Contracts;

•	Lottery Management Agreements ("LMA");

•	Machine Gaming; and

•	Other Services.

Operating and Facilities Management Contracts

Our revenue from operating contracts, primarily from the Italy segment, is derived from long-term exclusive operating licenses. Under operating contracts, we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance, and supplying materials for the game. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Under operating contracts, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of consideration to which we are typically entitled is variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance. In arrangements where we are performing services on behalf of the government and the government is considered our customer, revenue is recognized net of prize payments, taxes, retailer commissions, and remittances to state authorities.

Under operating contracts, we are generally required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Our revenue from facilities management contracts ("FMC") is generated by constructing, installing, and operating the online lottery system and related point-of-sale equipment. Under a typical FMC, we maintain ownership of the technology and are responsible for capital investments throughout the duration of the contract. FMCs typically include a wide range of support services that are provided throughout the contract and are part of the integrated solution that the customer has contracted to obtain. In most cases, the arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. Under FMCs, we typically satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. The amount of transaction price we are entitled is typically variable based on a percentage of sales. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Lottery Management Agreements

Our revenue from LMAs is derived from two exclusive contracts within the North America Lottery segment. Similar to operating contracts, under LMAs we manage all the activities along the lottery value chain including collecting wagers, paying out prizes, managing all accounting and other back-office functions, running advertising and promotions, operating data transmission networks and processing centers, training staff, providing retailers with assistance and supplying materials for the game. The arrangement is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). In LMAs, we satisfy the performance obligation and recognize revenue over time because the customer simultaneously receives and consumes the benefits provided as we perform the services. These contracts are annual cost reimbursable contracts with incentives and penalties based on the achievement of contractual metrics. Annually, we estimate the amount of incentive we expect to be entitled and recognize the incentive and gross revenues on costs incurred as we perform the service. Changes in the annual estimated incentive are made cumulatively each reporting period.

Under LMAs, we may be required to pay an upfront license fee. When such upfront license payments are made to our customers, the payment is recorded as a non-current asset and amortized ratably as a reduction of service revenue over the period of usage of the license.

Machine Gaming

Our revenue from machine gaming services is generated by providing customers with proprietary land-based gaming systems and equipment under a variety of recurring revenue arrangements, including a percentage of coin-in (amounts wagered), a percentage of net win, or a fixed daily/monthly fee.

Included in machine gaming services are Wide Area Progressive ("WAP") systems. WAP systems consist of linked slot machines located in multiple casino properties, connected to a central computer system. WAP systems include a Company-sponsored progressive jackpot that increases with every wager until a player wins the top award combination. Casinos with WAP machines pay a percentage of the coin-in for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of Company-sponsored progressive jackpots. A portion of the total fee collected is allocated to the WAP jackpot. Since the jackpot is a payment to the customer, the portion allocated to the jackpot is classified as a reduction of revenue.

In some arrangements, there is a single performance obligation composed of a series of distinct services that are substantially the same and that have the same pattern of transfer. The amount of transaction price we are entitled typically is variable based on a percentage of wagers. This results in revenue recognition that corresponds with the value to the customer for the services transferred in the amount that we have the right to invoice. In other arrangements where the end customer is the player, we record revenue net of prize payouts once the wagering outcome has been determined.

Other Services

We also generate revenue from other services, including sports betting and commercial services.

We provide sports betting technology to lotteries and commercial operators in regulated markets, primarily in Italy and also in other countries in Europe as well as in the U.S. We currently offer two types of sports betting services: fixed odds contracts and sports pools arrangements.

In fixed odds contracts, we establish and assume the risks related to the odds. The potential payout is fixed at the time bets are placed and we bear the risk of odds setting. We are responsible for collecting the wagers, paying prizes, and paying fees to retailers. We retain the remaining amounts as profits. Under these contracts, we record revenue net of prize payouts, once the wagering outcome has been determined.

Our revenue from sports pools arrangements is derived from the management of sports pools where the prizes are divided among those players who select the correct outcome. There are no odds involved in sports pools and each winner’s payoff depends on the number of players and the size of the pool. Under sports pools arrangements, we collect the wagers, pay prizes, pay a percentage fee to retailers, withhold our fee, and remit the balance to the respective regulatory agency. We assume no risk associated with sports pool wagering. We record revenue net of prize payouts, retailer commissions, and remittances to state authorities once the event occurs.

We also develop technology to enable lotteries to offer commercial services over their existing lottery infrastructure or over standalone networks separate from the lottery. Leveraging our distribution network and secure transaction processing, we offer high-volume processing of commercial transactions including: prepaid cellular telephone recharges, bill payments, e-vouchers and retail-based programs, electronic tax payments, stamp duty services, prepaid card recharges, and money transfers. These services are primarily offered outside of North America. In most cases, these arrangements are considered to be short in duration. The amount of transaction price that we are typically entitled to is variable based on the number of transactions processed. Revenue is typically recognized in the amount that we have the right to invoice the customer as this corresponds directly with the value to the customer of our completed performance.

Our contracts generally include other services, including telephone support, software maintenance, content licensing, hardware maintenance, and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis, and other professional services. Fees earned for other professional services are generally recognized as service revenue in the period the service is performed (i.e., over the support period).

Product Sales

Product sales are derived from the following sources:

•	Lottery and gaming machines, including game content; and

•	Lottery and gaming systems.

Lottery and Gaming Machines, including Game Content

Our revenue from the sale of lottery and gaming machines includes game content, non-machine gaming services related equipment, licensing and royalty fees, and component parts (including game themes and electronics conversion kits). Our credit terms are predominantly short-term in nature. We also grant extended payment terms under contracts where the sale is secured by the related equipment sold. Revenue from the sale of lottery and gaming machines is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the lapse of customer acceptance provisions. If the sale of lottery and gaming machines include multiple performance obligations, these arrangements are accounted for under arrangements with multiple performance obligations, discussed below.

Lottery and Gaming Systems

Our revenue from the sale of lottery systems and gaming systems typically includes multiple performance obligations, where we construct, sell, deliver and install a turnkey system (inclusive of point-of-sale terminals, if applicable) or deliver equipment and license the computer software for a fixed price, and the customer subsequently operates the system. These arrangements generally include customer acceptance provisions and general rights to terminate the contract if we are in breach of the contract or at the convenience of the customer. Such arrangements include hardware, software, and professional services. In these arrangements, the performance obligation is satisfied over time if the customer controls the asset as it is created (i.e., when the asset is built at the customer site) or if our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. If revenue is not recognized over time, it is recognized based upon the contractual terms of each arrangement, but predominantly upon transfer of physical possession of the goods or the satisfaction of customer acceptance provisions.

Arrangements with Multiple Performance Obligations

We often enter into contracts that consist of any combination of services and products based on the needs of our customers, which may include post-contract support for the software and a contract for post-warranty maintenance service for the hardware. These contracts consist of multiple services and products, whereby the hardware and software may be delivered in one period and the software support and hardware maintenance services are delivered over time.

To the extent that a service or product in an arrangement with multiple performance obligations is subject to other specific accounting guidance, that service or product is accounted for in accordance with such specific guidance.

For all other distinct services and products in these arrangements, the arrangement transaction price is allocated to each performance obligation on a relative standalone selling price basis or another method that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the promised services or products. If the services and products are not distinct, we determine an appropriate measure of progress based on the nature of our overall promise for the single performance obligation.

To the extent we grant the customer the option to acquire additional services or products in one of these arrangements, we account for the option as a distinct performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into the contract (i.e., a discount incremental to the range of discounts typically given for the service or product), in which case the customer in effect pays in advance for the option to purchase future services or products. We recognize revenue when those future services or products are transferred or when the option expires.

Standalone Selling Price

We allocate the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised service or product separately to a customer. In some instances, we are able to establish SSP based on the observable prices of services or products sold separately in comparable circumstances to a similar customer. We typically establish an SSP range for our services and products that are reassessed on a periodic basis or when facts and circumstances change.

In other instances, we may not be able to establish an SSP range based on observable prices and we estimate the SSP by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional specific factors, competitive positioning, competitor actions, internal costs, profit objectives and pricing practices. Estimating SSP is a formal process that includes review and approval by management.

Contract Costs

Certain eligible, non-recurring costs incurred in the initial phases of service contracts are deferred and amortized ratably over the expected period of benefit, which includes anticipated contract renewals or extensions. Recurring operating costs in these contracts are recognized as incurred.

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our condensed consolidated statements of operations. For certain of our long-term contracts, we capitalize and amortize incremental costs of obtaining a contract (i.e., sales commissions) on a straight-line basis over the expected customer relationship period if we expect to recover those costs.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time. Contract liabilities include deferred revenue, advance payments and billings in excess of revenue recognized.

Restricted Cash

We are required by gaming regulation to maintain sufficient reserves in restricted cash accounts to be used for the purpose of funding payments to WAP jackpot winners. These restricted cash balances are based primarily on the jackpot meters displayed to slot players or for previously won jackpots and vary by jurisdiction. Under our Italian Lotto contract, we deposit wagers, net of prizes paid and retailer commissions retained by the retailer at point of sale, into bank accounts the use of which is restricted based on the contract with our customer. Restricted cash is also maintained for interactive online player deposits, collections on factored and serviced receivables not yet paid through to the third-party owner, and for customer funds received in relation to the provision of our commercial services. These amounts are restricted based on the contracts with our customers or local regulations.

New Accounting Standards - Recently Adopted

In March 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("ASU 2018-05"), which amends portions of Accounting Standards Codification ("ASC") 740, Income Taxes, to make reference to recently issued Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"). ASU 2018-05 was adopted in the first quarter of 2018. Refer to Note 7, Income Taxes, for a further discussion of the impacts of SAB 118.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("ASU 2018-02"), which permits entities to reclassify tax effects stranded in accumulated other comprehensive income ("AOCI") as a result of tax reform to retained earnings. Companies that elect to reclassify these amounts must reclassify stranded tax effects for all items accounted for in accumulated other comprehensive income. We adopted ASU 2018-02 in the first quarter of 2018 and applied it prospectively. The adoption did not have a material impact on our condensed consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"), which clarifies the definition of a business in order to allow for the evaluation of whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU 2017-01 was adopted in the first quarter of 2018 and did not have an impact on our condensed consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

We adopted ASU 2016-18 in the first quarter of 2018 on a retrospective basis with the following impacts to our condensed consolidated statements of cash flows for the six months ended June 30, 2017:

($ thousands)	Under Prior Accounting	Restricted Cash Adjustment	As Adjusted
Other assets and liabilities	127,098	(33,932)	93,166
Net cash provided by operating activities	357,856	(33,932)	323,924

Other	2,620	(941)	1,679
Net cash provided by investing activities	618,450	(941)	617,509

Net increase in cash and cash equivalents, and restricted cash and cash equivalents	178,101	(34,873)	143,228
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	22,486	17,509	39,995
Cash and cash equivalents, and restricted cash and cash equivalents at the beginning of the period	294,094	247,222	541,316
Cash and cash equivalents, and restricted cash and cash equivalents at the end of the period	494,681	229,858	724,539

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory ("ASU 2016-16"), which eliminates the deferral of the tax effects of intra-entity asset transfers other than inventory. As a result, the income tax consequences from the intra-entity asset transfers other than inventory and associated changes to deferred taxes will be recognized when the transfer occurs. We adopted ASU 2016-16 in the first quarter of 2018 using the modified retrospective method and recorded a cumulative-effect adjustment of $4.4 million to retained deficit in our condensed consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"), which reduces diversity in practice in financial reporting by clarifying certain existing principles in the consolidated statements of cash flows. ASU 2016-15 was adopted in the first quarter of 2018 and did not have a material impact on our condensed consolidated financial statements.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which makes improvements specifically around recognition and measurement of financial assets and liabilities. ASU 2016-01 was adopted in the first quarter of 2018 and did not have a material impact on our condensed consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606). The amended guidance, combined with all subsequent amendments (collectively "ASC 606"), outlines a single comprehensive revenue model in accounting for revenue from contracts with customers. ASC 606 supersedes existing revenue recognition guidance under GAAP, including industry-specific guidance, and replaces it with a five-step revenue model with a core principle to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under ASC 606, more judgment and estimates are required within the revenue recognition process than required under prior GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation.

We adopted ASC 606 in the first quarter of 2018 using a modified retrospective application approach which was applied to customer contracts, in their modified state, that were not completed as of January 1, 2018. We recognized the cumulative effect of initially applying the new revenue recognition standard as an adjustment to beginning retained deficit.

On January 1, 2018, we recorded a pre-tax transition adjustment within retained deficit of $61.2 million ($50.9 million after tax) in our condensed consolidated financial statements, primarily due to multi-year licenses, LMA incentives, and lottery machines wherein control transferred in advance of delivery. ASC 606 resulted in the reclassification of our jackpot expense from cost of services to a reduction of service revenue in our condensed consolidated statements of operations. We did not experience and do not currently anticipate significant changes to our business practices and systems to support the adoption of ASC 606. See Note 3, Revenue Recognition, for additional information on the adoption of ASC 606.

New Accounting Standards - Not Yet Adopted

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2018-03"), which provides clarity regarding measurement, presentation, and disclosure of equity securities, options, and forward contracts. ASU 2018-03 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018, with early adoption permitted. We will adopt ASU 2018-03 upon the effective date and are currently evaluating the impact of adoption.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities ("ASU 2017-12"), which expands and refines hedge accounting for both financial and non-financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact and timing of adopting this guidance.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans and other financial instruments, we will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. ASU 2016-13 will be effective beginning January 1, 2020, with early adoption permitted beginning January 1, 2018. Application of ASU 2016-13 is through a cumulative-effect adjustment to retained earnings as of the effective date. We are currently evaluating the impact and timing of adopting this guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of ASU 2016-02 is expected to result in a significant portion of our operating leases, where we are the lessee, to be recognized on our condensed consolidated balance sheet. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2016-02 upon the effective date and are currently evaluating the impact of adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on our condensed consolidated financial statements.

3.	Revenue Recognition

Disaggregation of Revenue

The following tables summarize customer contract revenue disaggregated by reportable segment and the source of the revenue for the three and six months ended June 30, 2018:

	For the three months ended June 30, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Other	Total
Operating and Facilities Management Contracts	—	197,341	70,126	193,097	—	460,564
Lottery Management Agreements	—	38,914	—	—	—	38,914
Machine gaming	108,267	25,383	13,095	162,172	—	308,917
Other services	60,893	12,840	39,531	85,226	182	198,672
Service revenue	169,160	274,478	122,752	440,495	182	1,007,067

Lottery machines	—	34,037	8,315	—	—	42,352
Gaming machines	62,168	—	52,005	—	—	114,173
Systems and other	22,781	60	15,682	223	—	38,746
Product sales	84,949	34,097	76,002	223	—	195,271
Total revenue	254,109	308,575	198,754	440,718	182	1,202,338

	For the six months ended June 30, 2018
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Other	Total
Operating and Facilities Management Contracts	—	402,782	141,761	407,013	—	951,556
Lottery Management Agreements	—	74,636	—	—	—	74,636
Machine gaming	213,756	49,919	27,399	336,360	—	627,434
Other services	109,704	26,183	84,127	180,019	359	400,392
Service revenue	323,460	553,520	253,287	923,392	359	2,054,018

Lottery machines	—	50,314	10,957	—	—	61,271
Gaming machines	112,098	—	82,078	—	—	194,176
Systems and other	62,302	140	36,917	470	—	99,829
Product sales	174,400	50,454	129,952	470	—	355,276
Total revenue	497,860	603,974	383,239	923,862	359	2,409,294

Contract Balances

Information about receivables, contract assets and contract liabilities subject to ASC 606 is as follows:

($ thousands)	June 30, 2018	January 1, 2018 (As Adjusted)	Balance Sheet Classification
Receivables, net	869,851	938,958	Trade and other receivables, net

Contract assets:
Current	70,912	27,903	Other current assets
Non-current	54,403	43,511	Other non-current assets
	125,315	71,414

Contract liabilities:
Current	(79,060)	(62,847)	Other current liabilities
Non-current	(63,334)	(51,848)	Other non-current liabilities
	(142,394)	(114,695)

The amount of revenue recognized during the three and six months ended June 30, 2018 that was included in the contract liabilities balance at January 1, 2018 was $35.9 million and $71.5 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

Estimated revenue expected to be recognized in the future related to remaining performance obligations includes estimates of variable consideration, except when the variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property, the original duration of the contract is one year or less, or we apply the right to invoice practical expedient. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

At June 30, 2018, unsatisfied performance obligations for contracts expected to be greater than one year or contracts for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date were approximately 1% of our estimated annual revenues, of which 57% is expected to be satisfied within 12 months and 43% is expected to be satisfied over the next 64 months.

Reconciliation of ASC 606 to Prior Accounting Standards

The following tables summarize the impacts of adopting ASC 606 to our condensed consolidated statements of operations for the three and six months ended June 30, 2018, our condensed consolidated balance sheet at June 30, 2018, and our condensed consolidated statement of cash flows for the six months ended June 30, 2018:

	For the three months ended June 30, 2018
($ thousands, except per share amounts)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Revenue	1,235,184	(32,846)	1,202,338
Operating expenses	(1,006,924)	13,663	(993,261)
Provision for income taxes	(54,451)	2,219	(52,232)
Net income attributable to IGT PLC	178,460	(16,964)	161,496

Net income attributable to IGT PLC per common share - basic	0.87	(0.08)	0.79
Net income attributable to IGT PLC per common share - diluted	0.87	(0.08)	0.79

	For the six months ended June 30, 2018
($ thousands, except per share amounts)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Revenue	2,442,577	(33,283)	2,409,294
Operating expenses	(2,032,509)	29,287	(2,003,222)
Provision for income taxes	(113,064)	327	(112,737)
Net income attributable to IGT PLC	62,019	(3,669)	58,350

Net income attributable to IGT PLC per common share - basic	0.31	(0.02)	0.29
Net income attributable to IGT PLC per common share - diluted	0.31	(0.02)	0.29

	June 30, 2018
($ thousands)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Trade and other receivables, net	886,133	(16,282)	869,851
Inventories, net	341,474	(16,790)	324,684
Other current assets	429,548	41,901	471,449
Other non-current assets	2,244,242	25,844	2,270,086

Other current liabilities	1,234,078	(16,559)	1,217,519
Other non-current liabilities	451,585	(3,312)	448,273
Retained deficit	(983,556)	54,544	(929,012)

	For the six months ended June 30, 2018
($ thousands)	Under Prior Accounting	Revenue Recognition Adjustment	As Adjusted
Net income (loss)	134,364	(3,669)	130,695
Trade and other receivables	67,219	(17,387)	49,832
Inventories	(25,406)	4,619	(20,787)
Other assets and liabilities	(56,088)	16,437	(39,651)
Net cash provided by operating activities	120,150	—	120,150

4.	Dispositions

Sale of Double Down Interactive LLC

On June 1, 2017, we sold Double Down Interactive LLC ("DoubleDown") to DoubleU Games Co., Ltd. Details of the transaction are summarized in the table below.

($ thousands)	For the year ended December 31, 2017
Cash proceeds	825,751
Less: Cash divested	(1,963)
Net cash proceeds	823,788
Net book value	(772,440)
Gain on sale	51,348
Selling costs	(24,116)
Gain on sale, net of selling costs	27,232

For the six months ended June 30, 2017, a $27.3 million gain on sale of DoubleDown, net of selling costs, was classified within transaction (income) expense, net on the condensed consolidated statement of operations. The accounting for the disposition was finalized in the third quarter of 2017.

5.	Inventories, net

($ thousands)	June 30, 2018	December 31, 2017
Raw materials	154,761	156,336
Work in progress	21,659	33,588
Finished goods	148,264	129,621
	324,684	319,545

6.	Debt

($ thousands)	June 30, 2018	December 31, 2017
7.500% Senior Secured Notes due July 2019	146,897	148,231
4.125% Senior Secured Notes due February 2020	507,409	833,655
5.625% Senior Secured Notes due February 2020	596,715	595,767
4.750% Senior Secured Notes due March 2020	443,808	585,171
5.500% Senior Secured Notes due June 2020	125,400	125,709
6.250% Senior Secured Notes due February 2022	1,458,333	1,470,075
4.750% Senior Secured Notes due February 2023	981,330	1,008,601
5.350% Senior Secured Notes due October 2023	61,033	61,082
3.500% Senior Secured Notes due July 2024	576,923	—
6.500% Senior Secured Notes due February 2025	1,087,637	1,086,913
Senior Secured Notes, long-term	5,985,485	5,915,204

Revolving Credit Facilities due July 2021	347,708	76,880
Term Loan Facility due January 2023	1,736,791	1,785,361
Long-term debt, less current portion	8,069,984	7,777,445

6.625% Senior Secured Notes due February 2018	—	599,114
Current portion of long-term debt	—	599,114

Short-term borrowings	73,980	—
Total Debt	8,143,964	8,376,559

The principal balance of each debt obligation and a reconciliation to the condensed consolidated balance sheet follows:

	June 30, 2018
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
7.500% Senior Secured Notes due July 2019	144,303	—	2,509	85	146,897
4.125% Senior Secured Notes due February 2020	510,160	(2,751)	—	—	507,409
5.625% Senior Secured Notes due February 2020	600,000	(3,285)	—	—	596,715
4.750% Senior Secured Notes due March 2020	452,214	(8,406)	—	—	443,808
5.500% Senior Secured Notes due June 2020	124,143	—	1,409	(152)	125,400
6.250% Senior Secured Notes due February 2022	1,500,000	(13,235)	—	(28,432)	1,458,333
4.750% Senior Secured Notes due February 2023	990,930	(9,600)	—	—	981,330
5.350% Senior Secured Notes due October 2023	60,567	—	466	—	61,033
3.500% Senior Secured Notes due July 2024	582,900	(5,977)	—	—	576,923
6.500% Senior Secured Notes due February 2025	1,100,000	(12,363)	—	—	1,087,637
Senior Secured Notes, long-term	6,065,217	(55,617)	4,384	(28,499)	5,985,485

Revolving Credit Facilities due July 2021	363,113	(15,405)	—	—	347,708
Term Loan Facility due January 2023	1,748,700	(11,909)	—	—	1,736,791
Short-term borrowings	73,980	—	—	—	73,980
Total Debt	8,251,010	(82,931)	4,384	(28,499)	8,143,964

	December 31, 2017
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
7.500% Senior Secured Notes due July 2019	144,303	—	3,708	220	148,231
4.125% Senior Secured Notes due February 2020	839,510	(5,855)	—	—	833,655
5.625% Senior Secured Notes due February 2020	600,000	(4,233)	—	—	595,767
4.750% Senior Secured Notes due March 2020	599,650	(14,479)	—	—	585,171
5.500% Senior Secured Notes due June 2020	124,143	—	1,757	(191)	125,709
6.250% Senior Secured Notes due February 2022	1,500,000	(14,808)	—	(15,117)	1,470,075
4.750% Senior Secured Notes due February 2023	1,019,405	(10,804)	—	—	1,008,601
5.350% Senior Secured Notes due October 2023	60,567	—	515	—	61,082
6.500% Senior Secured Notes due February 2025	1,100,000	(13,087)	—	—	1,086,913
Senior Secured Notes, long-term	5,987,578	(63,266)	5,980	(15,088)	5,915,204

6.625% Senior Secured Notes due February 2018	599,650	(536)	—	—	599,114
Revolving Credit Facilities due July 2021	95,000	(18,120)	—	—	76,880
Term Loan Facility due January 2023	1,798,950	(13,589)	—	—	1,785,361
Total Debt	8,481,178	(95,511)	5,980	(15,088)	8,376,559

Principal payments on long-term debt for the next five years and thereafter are as follows:

	Calendar year
($ thousands)	2019	2020	2021	2022	2023	2024 and thereafter	Total
7.500% Senior Secured Notes due July 2019	144,303	—	—	—	—	—	144,303
4.125% Senior Secured Notes due February 2020	—	510,160	—	—	—	—	510,160
5.625% Senior Secured Notes due February 2020	—	600,000	—	—	—	—	600,000
4.750% Senior Secured Notes due March 2020	—	452,214	—	—	—	—	452,214
5.500% Senior Secured Notes due June 2020	—	124,143	—	—	—	—	124,143
6.250% Senior Secured Notes due February 2022	—	—	—	1,500,000	—	—	1,500,000
4.750% Senior Secured Notes due February 2023	—	—	—	—	990,930	—	990,930
5.350% Senior Secured Notes due October 2023	—	—	—	—	60,567	—	60,567
3.500% Senior Secured Notes due July 2024	—	—	—	—	—	582,900	582,900
6.500% Senior Secured Notes due February 2025	—	—	—	—	—	1,100,000	1,100,000
Senior Secured Notes	144,303	1,686,517	—	1,500,000	1,051,497	1,682,900	6,065,217

Revolving Credit Facilities due July 2021	—	—	363,113	—	—	—	363,113
Term Loan Facility due January 2023	—	373,056	373,056	373,056	629,532	—	1,748,700
Total Principal Payments	144,303	2,059,573	736,169	1,873,056	1,681,029	1,682,900	8,177,030

At June 30, 2018 and December 31, 2017, we were in compliance with all covenants under our debt agreements.

3.500% Senior Secured Notes due July 2024

On June 27, 2018, the Parent issued €500 million of 3.500% Senior Secured Notes due July 2024 (the "3.500% Notes") at par.

The Parent used the net proceeds from the 3.500% Notes to repurchase €262.4 million ($303.6 million) of the 4.125% Senior Secured Notes due February 2020 and €112.1 million ($129.7 million) of the 4.750% Senior Secured Notes due March 2020, for total consideration, excluding interest, of €395.5 million ($457.5 million) and recorded a $29.6 million loss on extinguishment of debt in connection with the repurchases, which is classified within other expense, net on the condensed consolidated statement of operations for the three and six months ended June 30, 2018.

Interest on the 3.500% Notes is payable semi-annually in arrears.

The 3.500% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10 million.

Prior to January 15, 2024, the Parent may redeem the 3.500% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. On or after January 15, 2024, the Parent may redeem the 3.500% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 3.500% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 3.500% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 3.500% Notes outstanding may become due and payable immediately.

Prior to the issuance of the 3.500% Notes, the Parent entered into an aggregate €200 million notional amount of interest rate swaps to hedge against an increase in the interest rate benchmark applicable to the future expected issuance of euro denominated debt securities, paying interest at fixed rates ranging from 0.9020% to 0.9100% and receiving interest at a variable rate of six-month EURIBOR with a mandatory early termination date and settlement payment date of July 31, 2018. The Parent terminated the interest rate swaps on June 25, 2018. The effective portion of the hedge was recorded within accumulated other comprehensive income on the condensed consolidated balance sheet and is being amortized to interest expense over the term of the 3.500% Notes using the effective interest rate method.

6.625% Senior Secured Notes due February 2018

The Parent redeemed the €500 million 6.625% Senior Secured Notes due February 2018 when they matured on February 2, 2018, using proceeds from the Term Loan Facility due 2023.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	June 30, 2018	December 31, 2017
Carrying value (excluding swap adjustments)	8,172,463	8,391,647
Fair value	8,408,030	8,974,126

7.	Income Taxes

	For the three months ended June 30,		For the six months ended June 30,
($ thousands, except percentages)	2018	2017	2018	2017
Provision for income taxes	52,232	84,086	112,737	73,756
Income (loss) before provision for income taxes	247,431	(168,150)	243,432	(205,272)
Effective income tax rate (determined using an estimated annual effective tax rate)	21.1%	(50.0)%	46.3%	(35.9)%

The change in the effective income tax rates for the three and six months ended June 30, 2018 compared to the three and six months ended June 30, 2017 is primarily related to U.K. and foreign losses with no tax benefit, capital gains taxes incurred on the June 2017 sale of DoubleDown, and the impact of the U.S. Tax Cuts and Jobs Act of 2017 (the "Tax Act").
The effective income tax rate for the three and six months ended June 30, 2018 of 21.1% and 46.3%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to U.K. and foreign losses with no tax benefit and the impact of the Tax Act.
The effective income tax rate for the three and six months ended June 30, 2017 of (50.0)% and (35.9)%, respectively, differed from the expected U.K. statutory rate of 19.25% primarily related to increases in foreign valuation allowances associated with certain foreign entities where there is no history of profits, the capital gains taxes incurred on the June 2017 sale of DoubleDown and foreign rate differential.
On December 22, 2017, the President of the United States signed into law the Tax Act which enacted a wide range of changes to the U.S. corporate income tax system. The Tax Act reduced the U.S. corporate statutory federal tax rate to 21% effective in 2018, eliminated the domestic manufacturing deduction benefit and introduced other tax base broadening measures, changed rules for expensing and capitalizing business expenditures, established a territorial tax system for dividends paid by foreign corporations as well as a minimum tax on certain foreign earnings, provided for a one-time transition tax on previously undistributed foreign earnings, and introduced new rules for the treatment of certain export sales.
Also on December 22, 2017, the SEC issued SAB 118, which provided companies with additional guidance on how to account for the Tax Act in their financial statements, allowing companies to use a measurement period. At June 30, 2018, we had not completed our accounting for the tax effects of the enactment of the Tax Act. We made a reasonable estimate of the remeasurement of our existing deferred tax balances and the one-time transition tax for foreign earnings and profits ("E&P"), and recognized these provisional amounts in the fourth quarter of 2017. In the first quarter of 2018, we refined our provisional calculation for the one-time transition tax for foreign E&P and recognized a reduction in income tax expense of $3.4 million. The refinement of the estimate was primarily due to the issuance of new guidance by the IRS, specifically IRS Notices 2018-07, 2018-13 and 2018-26. This amount may change when we finalize the calculation of post-1986 foreign E&P previously deferred from U.S. federal taxation and finalize the amounts held in cash and other specified assets. We will finalize both provisional estimates during the one year from the enactment date after completing our reviews and analysis of any additional guidance issued during this measurement period and our analysis of foreign E&P as it relates to the one-time transition tax.
The Tax Act introduced a U.S. tax on global intangible low-taxed income ("GILTI") of certain foreign subsidiaries. We are continuing to evaluate this provision and will not make a policy election on how to account for GILTI (as a period expense or as part of our rate on deferred taxes) until we have the necessary information available, including any guidance of the new rules, to analyze the impacts and complete our analysis. Therefore, although we have considered the current effects of GILTI when estimating our annual effective tax rate, we have not made any adjustments related to potential GILTI tax in our deferred taxes and have not made a policy decision regarding whether to record deferred taxes on GILTI.
Also, although we believe the significant impacts from the Tax Act are those described above, we continue to review and evaluate the other provisions of the Tax Act. This review could result in changes to the amounts we have previously recorded. We will complete this review and evaluation before the end of 2018.
On a quarterly basis, we evaluate the realizability of the deferred income tax assets by jurisdiction and assess the need for a valuation allowance. At June 30, 2018, we believe it will be more-likely-than-not that we realize the deferred income tax assets, net of valuation allowances, recorded on the condensed consolidated balance sheet. However, should we believe that it is more-likely-than-not that the deferred income tax assets would not be realized, the tax provision would increase in the period in which we determined that the realizability was not likely. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.

As a result of actual and anticipated future earnings, we believe that there is a reasonable possibility that sufficient positive evidence could develop within the next 12 months that may allow us to reach a conclusion that some or all of the valuation allowance on our Germany deferred tax assets will no longer be needed. Reversal of some or all of the Germany valuation allowance would result in the recognition of corresponding deferred tax assets and an income tax benefit in the period the reversal is recorded. However, the exact timing and amount of the valuation allowance release are dependent upon actual and anticipated results and are subject to change on the basis of the level of profitability that we are able to actually achieve.
At June 30, 2018 and December 31, 2017, we had $20.3 million and $20.9 million, respectively, of reserves for uncertain tax positions.
We recognize interest and penalties related to income tax matters in income tax expense. At June 30, 2018 and December 31, 2017, $15.9 million and $15.7 million, respectively, of interest and penalties were accrued for uncertain tax positions.

8.	Commitments and Contingencies

Commitments

Yeonama Holdings Co. Limited

In 2013, we invested €19.8 million in Yeonama Holdings Co. Limited ("Yeonama"), a shareholder in Emma Delta Limited, the fund that holds a 33% interest in OPAP S.A., the Greek gaming and football betting operator, with a commitment to invest up to an additional €10.2 million. In the first quarter of 2018, our commitment was reduced from €10.2 million to €1.5 million ($1.7 million at the June 30, 2018 exchange rate) in Yeonama, representing a total potential €21.3 million ($24.8 million at the June 30, 2018 exchange rate) investment.

Zest Gaming Contingent Consideration

On July 25, 2017, we acquired the video bingo subsidiaries and related operating assets of Zest Gaming S.r.l., a leading supplier of multi-card video bingo solutions headquartered in Italy. The acquisition consideration included a fair value estimate of contingent consideration related to existing operations for the twelve month period ending June 30, 2018. Upon the conclusion of the contingent consideration period, the threshold for the earn out calculation was not met. The related liability was remeasured and a €6.5 million ($7.5 million) gain was recorded within selling, general and administrative expense on the condensed consolidated statements of operations.

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against the Company, and injunctions by third parties arising out of the ordinary course of business. Concessions are also subject to legal challenges by competitors, including Sisal and Stanley International Betting Limited, seeking to annul awards made to the Company. The Parent and/or more of its subsidiaries are also, from time to time, subjects of or parties to ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 16 within the Company's 2017 Form 20-F. There have been no material changes to these matters since the 2017 Form 20-F was filed with the SEC, except as described below.

Brazil ICMS Tax

Since 1997, GTECH Brazil paid ISS service taxes on its revenues derived from its lottery contract with Caixa Economica Federal. On July 26, 2005, the State of São Paulo challenged this tax classification, claiming the higher ICMS tax (Brazilian VAT) should have been applied on the value of printing ribbons, rolls of paper, and wagering slips ("Consumables") distributed to lottery outlets. On February 27, 2017, the Brazilian court ruled that rolls of paper and wagering slips were not subject to ICMS, but printing ribbons were, although at a lower tax rate than the São Paulo tax authorities had applied. Both parties appealed the respective unfavorable aspects of the lower court’s ruling to the Court of Appeals. On March 7, 2018, the Court of Appeals ruled in GTECH Brazil’s favor with respect to its petition to also exclude the printer ribbons from the ICMS tax. The Court of Appeals also ruled against the petition of the tax authority to reverse the lower court’s ruling to exclude rolls of paper and wagering slips from ICMS tax. The Brazilian tax authority has appealed the Court of Appeals rulings in favor of GTECH Brazil. The proceedings are likely to take several years. The net claim after the current ruling, plus statutory interest and fees is approximately 18.5 million Brazilian Reals ($4.8 million at the June 30, 2018 exchange rate).

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a)
Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered. On April 27, 2018, GTECH Corporation petitioned for Texas Supreme Court review.

(b)
Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4 million. GTECH Corporation and the Texas Lottery Commission won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff appealed, lost the appeal, and has petitioned for Texas Supreme Court review.

(c)	Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $500,000.

(d)	Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million.

(e)	Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million.

The Company disputes the claims made in each of these cases and continues to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC., was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. On March 15, 2017, a second lawsuit, Atteberry, Dennis et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, Cook County (No. 2017CHO3755) seeking damages on the same matter. The Company disputes the claims made in both cases and continues to defend against these lawsuits.

Mexican Inventory Tax

The Mexican Tax Administration Service levied an assessment of income tax, VAT, profit sharing, interest and penalties on GTECH Mexico, S.A. de C.V. ("GTECH Mexico"), for the 2006 fiscal year that, as of June 30, 2018, amounted to 520.8 million Mexican Pesos ($26.2 million at the June 30, 2018 exchange rate). Approximately 65% of the assessment relates to denial of a deduction for inventory sold ("cost of goods sold deduction") by GTECH Mexico to its parent, and the remaining assessment relates primarily to intercompany loan proceeds (treated as taxable income) received from GTECH Mexico’s parent. Although lower courts upheld the assessment, the Mexican Appellate Court ruled the loan proceeds non-taxable, but denied the Company’s cost of goods sold deduction. The Mexican Supreme Court upheld the Appellate Court’s ruling that the cost of goods sold deduction would not apply. This loss resulted in the Company recording a tax charge of 341.6 million Mexican Pesos ($19.1 million) in 2017. GTECH Mexico filed a constitutional appeal on November 23, 2017.

For additional information regarding our pending legal proceedings, see Note 16 in our 2017 Form 20-F.

9.	Shareholders' Equity

The following tables reconcile the activity in shareholders' equity for the six months ended June 30, 2018 and 2017:

($ thousands)	Total IGT PLC Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2017	2,004,995	349,936	2,354,931

Net income	58,350	52,019	110,369
Other comprehensive (loss) income, net of tax	(63,035)	370	(62,665)
Total comprehensive (loss) income	(4,685)	52,389	47,704

Reclassification of redeemable non-controlling interests	—	377,243	377,243
Capital increase	—	134,536	134,536
Adoption of new accounting standards	45,527	—	45,527
Stock-based compensation expense	17,119	—	17,119
Shares issued upon exercise of stock options	(1,536)	—	(1,536)
Shares issued under stock award plans	(10,512)	—	(10,512)
Return of capital	—	(53,600)	(53,600)
Dividends	(81,553)	(113,219)	(194,772)
Other	(367)	—	(367)
Balance at June 30, 2018	1,968,988	747,285	2,716,273

($ thousands)	Total IGT PLC Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2016	3,068,699	356,966	3,425,665

Net (loss) income	(344,691)	33,899	(310,792)
Other comprehensive income (loss), net of tax	103,567	(551)	103,016
Total comprehensive (loss) income	(241,124)	33,348	(207,776)

Capital increase	—	20,212	20,212
Stock-based compensation expense	3,273	—	3,273
Shares issued upon exercise of stock options	(3,020)	—	(3,020)
Shares issued under stock award plans	(11,042)	—	(11,042)
Return of capital	—	(34,976)	(34,976)
Dividends	(81,162)	(30,233)	(111,395)
Other	(14)	—	(14)
Balance at June 30, 2017	2,735,610	345,317	3,080,927

Redeemable Non-Controlling Interests

In March 2016, the Parent, through its subsidiary Lottomatica S.p.A. ("Lottomatica"), Italian Gaming Holding a.s. ("IGH"), Arianna 2001 and Novomatic Italia entered into a consortium (Lottoitalia S.r.l. or "Lottoitalia") to bid on the Italian Gioco del Lotto service license (the "Lotto License"). On May 16, 2016, Lottoitalia was awarded management of the Lotto License for a nine-year term. Under the terms of the consortium agreement, Lottomatica is the principal operating partner fulfilling the requirements of the Lotto License.

We consolidate Lottoitalia as a variable interest entity due to the Company's risks and rewards of the investment and Lottoitalia's current need for funding to finance planned operations.

In connection with the formation of Lottoitalia, Lottomatica entered into an agreement with IGH in May 2016 that contained an underperformance put option within the control of IGH. On April 3, 2018, the underperformance put option expired unexercised and the redeemable non-controlling interest of $377.2 million was reclassified to non-controlling interest within shareholders' equity.

Accumulated Other Comprehensive Income

The following tables detail the changes in AOCI ($ thousands):

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
For the three months ended June 30, 2018	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at March 31, 2018	375,341	(5,529)	(5,547)	12,814	(4,839)	(748)	1,293	372,785
Change during period	(97,491)	3,051	—	(185)	—	—	(414)	(95,039)
Reclassified to operations	—	172	—	—	—	—	—	172
Tax effect	—	(788)	—	4	—	—	—	(784)
OCI	(97,491)	2,435	—	(181)	—	—	(414)	(95,651)
Balance at June 30, 2018	277,850	(3,094)	(5,547)	12,633	(4,839)	(748)	879	277,134

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
For the six months ended June 30, 2018	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at December 31, 2017	338,146	(649)	(4,578)	11,588	(4,839)	(748)	1,249	340,169
Change during period	(62,390)	(3,061)	—	1,040	—	—	(370)	(64,781)
Reclassified to operations	—	1,397	—	—	—	—	—	1,397
Tax effect	2,094	(781)	(969)	5	—	—	—	349
OCI	(60,296)	(2,445)	(969)	1,045	—	—	(370)	(63,035)
Balance at June 30, 2018	277,850	(3,094)	(5,547)	12,633	(4,839)	(748)	879	277,134

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
For the three months ended June 30, 2017	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at March 31, 2017	179,171	1,012	(4,578)	13,766	(4,727)	(748)	786	184,682
Change during period	83,966	(4,385)	—	(1,987)	(101)	—	—	77,493
Reclassified to operations	—	609	—	—	—	—	—	609
Tax effect	—	864	—	(13)	24	—	—	875
OCI	83,966	(2,912)	—	(2,000)	(77)	—	—	78,977
Balance at June 30, 2017	263,137	(1,900)	(4,578)	11,766	(4,804)	(748)	786	263,659

		Unrealized Gain (Loss) on:					Less: OCI attributable to non-controlling interests	Total AOCI attributable to IGT PLC
For the six months ended June 30, 2017	Foreign Currency Translation	Cash Flow Hedges	Hedge of Net Investment	Available for Sale Securities	Defined Benefit Plans	Share of OCI of Associate
Balance at December 31, 2016	154,796	2,905	(4,578)	12,209	(4,727)	(748)	786	160,643
Change during period	108,341	(6,034)	—	(477)	(101)	—	—	101,729
Reclassified to operations	—	222	—	—	—	—	—	222
Tax effect	—	1,007	—	34	24	—	—	1,065
OCI	108,341	(4,805)	—	(443)	(77)	—	—	103,016
Balance at June 30, 2017	263,137	(1,900)	(4,578)	11,766	(4,804)	(748)	786	263,659

For the three and six months ended June 30, 2018 and 2017, $0.2 million, $1.4 million, $0.6 million and $0.2 million, respectively, were reclassified from AOCI into service revenue on the condensed consolidated statements of operations.

10.	Segment Information

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

We monitor the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the condensed consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters and Board of Directors’ expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Segment information is as follows ($ thousands):

For the three months ended June 30, 2018	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	169,160	274,478	122,752	440,495	1,006,885	—	182	1,007,067
Product sales	84,949	34,097	76,002	223	195,271	—	—	195,271
Total revenue	254,109	308,575	198,754	440,718	1,202,156	—	182	1,202,338

Operating income (loss)	65,578	80,428	36,103	130,951	313,060	(52,237)	(51,746)	209,077

For the three months ended June 30, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	208,060	278,291	132,518	403,226	1,022,095	1,203	180	1,023,478
Product sales	102,037	14,745	78,721	523	196,026	—	—	196,026
Total revenue	310,097	293,036	211,239	403,749	1,218,121	1,203	180	1,219,504

Operating income (loss)	76,497	79,398	45,095	113,813	314,803	(32,604)	(90,327)	191,872

For the six months ended June 30, 2018	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	323,460	553,520	253,287	923,392	2,053,659	—	359	2,054,018
Product sales	174,400	50,454	129,952	470	355,276	—	—	355,276
Total revenue	497,860	603,974	383,239	923,862	2,408,935	—	359	2,409,294

Operating income (loss)	122,737	156,824	57,662	278,085	615,308	(105,559)	(103,677)	406,072

For the six months ended June 30, 2017	North America Gaming and Interactive	North America Lottery	International	Italy	Segment Total	Corporate Support	Purchase Accounting	Total
Service revenue	442,312	546,217	255,463	804,870	2,048,862	1,203	358	2,050,423
Product sales	173,171	27,675	120,058	761	321,665	—	—	321,665
Total revenue	615,483	573,892	375,521	805,631	2,370,527	1,203	358	2,372,088

Operating income (loss)	145,004	148,332	52,245	237,796	583,377	(75,094)	(197,190)	311,093

11.	Stock-Based Compensation

Total compensation cost for our stock-based compensation plans is recorded based on the employees’ respective functions as detailed below.

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2018	2017	2018	2017
Cost of services	163	53	816	85
Cost of product sales	32	10	254	(2)
Selling, general and administrative	2,491	2,202	14,509	3,092
Research and development	255	159	1,540	98
Stock-based compensation expense before income taxes	2,941	2,424	17,119	3,273
Income tax benefit	664	628	3,810	757
Total stock-based compensation expense, net of tax	2,277	1,796	13,309	2,516

2018 Grants

Details of the grants issued in May 2018 are as follows:

	Restricted share units (Board of Directors)	Performance share units (Employees)	Chief Executive Officer
Share units granted during the period	67,476	1,383,405	172,500
Weighted average grant date fair value ($)	30.38	30.47	16.50

Stock options granted during the period	—	—	172,500
Weighted average grant date fair value ($)	—	—	6.84

Fair Value of Stock Options Granted

2018
Valuation model	Monte Carlo
Exercise price ($)	30.12
Expected option term (in years)	2.83
Expected volatility of the Company's stock (%)	35.00
Risk-free interest rate (%)	2.73
Dividend yield (%)	2.66

Modifications

During the first quarter of 2018, we modified the measurement of a performance condition for the outstanding performance share units granted in 2015, as the original vesting conditions were not expected to be satisfied. The modification affected 301 employees and resulted in $13.2 million of compensation expense for the six months ended June 30, 2018.

12.	Other Expense, Net

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2018	2017	2018	2017
Tender premium	(24,256)	(37,793)	(24,256)	(37,793)
Unamortized debt issuance costs	(4,259)	—	(4,259)	—
Fees	(1,049)	(1,031)	(1,070)	(1,031)
Swap	(306)	636	937	3,127
Unamortized debt premium	—	12,394	—	12,394
Total debt related	(29,870)	(25,794)	(28,648)	(23,303)

Other	(1,434)	(318)	325	(142)
	(31,304)	(26,112)	(28,323)	(23,445)

13.	Earnings Per Share

The following table presents the computation of basic and diluted income (loss) per share of common stock.

	For the three months ended June 30,		For the six months ended June 30,
($ and shares in thousands, except per share amounts)	2018	2017	2018	2017
Numerator:
Net income (loss) attributable to IGT PLC	161,496	(289,901)	58,350	(344,691)

Denominator:
Weighted-average shares - basic	204,118	202,946	203,859	202,714
Incremental shares under stock based compensation plans	398	—	486	—
Weighted-average shares - diluted	204,516	202,946	204,345	202,714

Net income (loss) attributable to IGT PLC per common share - basic	0.79	(1.43)	0.29	(1.70)
Net income (loss) attributable to IGT PLC per common share - diluted	0.79	(1.43)	0.29	(1.70)

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the period, and therefore, the effect would have been antidilutive.

In addition, during periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect due to our net loss position.

For the three and six months ended June 30, 2017, 0.9 million and 1.1 million stock options and unvested restricted stock awards, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

14.	Related Party Transactions

We engage in business transactions with certain related parties which include (i) entities and individuals capable of exercising control, joint control, or significant influence over us, (ii) De Agostini S.p.A. ("De Agostini") or entities directly or indirectly controlled by De Agostini and (iii) our unconsolidated subsidiaries or joint ventures. Members of our Board of Directors, executives with authority for planning, directing and controlling the activities of the Company and such Directors' and executives' close family members are also considered related parties. We may make investments in such entities, enter into transactions with such entities, or both.

De Agostini Group

We are majority owned by De Agostini. Amounts receivable from De Agostini and subsidiaries of De Agostini ("De Agostini Group") are non-interest bearing. Transactions with the De Agostini Group include payments for support services provided and office space rented. In addition, certain of our Italian subsidiaries have a tax unit agreement with De Agostini pursuant to which De Agostini consolidates certain Italian subsidiaries of De Agostini for the collection and payment of taxes to the Italian tax authority.

On May 22, 2018, De Agostini entered into a variable forward transaction (the "Transaction") with Credit Suisse International ("Credit Suisse") relating to 18.0 million of our ordinary shares. As part of the Transaction, to hedge its exposure Credit Suisse or its affiliates borrowed approximately 13.2 million of our ordinary shares from third-party stock lenders and subsequently sold such ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) filed by the Company with the U.S. Securities and Exchange Commission on May 21, 2018 (the "Registration Statement").

While we were not a party to the Transaction, did not issue or sell any ordinary shares in connection with the Transaction, and did not receive any proceeds from the sale of the ordinary shares in the Transaction, De Agostini agreed to reimburse us for certain costs and fees incurred by us in connection with the Transaction and the preparation and filing of the Registration Statement.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements" in the Company's 2017 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in "Item 3.D. Risk Factors" and "Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" included in the Company's 2017 Form 20-F.

Certain totals in the tables included in Item 2 may not add due to rounding.

Overview

The Company is a leading commercial operator and provider of technology in the regulated worldwide gaming markets that operates and provides a full range of services and leading-edge technology products across all gaming markets, including lotteries, machine gaming, sports betting and interactive gaming. The Company also provides high-volume processing of commercial transactions. The Company's state-of-the-art information technology platforms and software enable distribution of its products and services through land-based systems, Internet and mobile devices.

The structure of our internal organization is customer-facing aligned around four segments operating in three regions as follows:

•	North America Gaming and Interactive

•	North America Lottery

•	International

•	Italy

Key Factors Affecting Operations and Financial Condition

There have been no material changes to "Key Factors Affecting Operations and Financial Condition" as disclosed in "Item 5.A. Operating Results" in the Company's 2017 Form 20-F.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, and are considered to be reasonable and realistic.

The Company periodically and continuously reviews its estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas which require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in "Critical Accounting Estimates" as disclosed in "Item 5.A. Operating Results" in the Company's 2017 Form 20-F.

There have been no material changes to these Critical Accounting Estimates with the exception of revenue recognition which is discussed below.

Revenue Recognition

As described in Note 2, Summary of Significant Accounting Policies, we adopted ASU 2014-09 (Topic 606), Revenue from Contracts with Customers ("ASC 606") in the first quarter of 2018 using a modified retrospective application approach which was applied to customer contracts, in their modified state, that were not completed as of January 1, 2018. Under ASC 606, more judgment and estimates are required within the revenue recognition process than required under prior GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. Our revenue recognition policies that require us to make significant judgments and estimates are fully described in Note 2, Summary of Significant Accounting Policies, with the exception of practical expedients and exemptions used which are discussed below.

Practical Expedients and Exemptions

We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our condensed consolidated statements of operations. For certain of our long-term contracts, we capitalize and amortize incremental costs of obtaining a contract (i.e., sales commissions) on a straight-line basis over the expected customer relationship period if we expect to recover those costs.

We do not account for significant financing components if the period between when we transfer the promised service or product to the customer and when the customer pays for that service or product will be one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Consolidated Results
The discussion below includes information calculated at constant currency. The Company calculates constant currency by applying the prior-year/period exchange rates to current financial data expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations originating from translating the income statement of the Company's foreign entities into U.S. dollars. These constant currency measures are non-GAAP measures. Although the Company does not believe that these measures are a substitute for GAAP measures, it does believe that such results excluding the impact of currency fluctuations period-on-period provide additional useful information to investors regarding operating performance on a local currency basis.
Comparison of the three months ended June 30, 2018 and 2017

	For the three months ended
	June 30, 2018		June 30, 2017
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	1,007,067	83.8	1,023,478	83.9
Product sales	195,271	16.2	196,026	16.1
Total revenue	1,202,338	100.0	1,219,504	100.0

Cost of services	607,684	50.5	616,740	50.6
Cost of product sales	122,403	10.2	138,362	11.3
Selling, general and administrative	196,088	16.3	210,185	17.2
Research and development	63,957	5.3	80,512	6.6
Restructuring expense	3,140	0.3	11,463	0.9
Transaction income, net	(11)	—	(29,630)	(2.4)
Total operating expenses	993,261	82.6	1,027,632	84.3

Operating income	209,077	17.4	191,872	15.7

Interest income	3,351	0.3	2,460	0.2
Interest expense	(106,239)	(8.8)	(115,984)	(9.5)
Foreign exchange gain (loss), net	172,546	14.4	(220,386)	(18.1)
Other expense, net	(31,304)	(2.6)	(26,112)	(2.1)
Total non-operating income (expenses)	38,354	3.2	(360,022)	(29.5)

Income (loss) before provision for income taxes	247,431	20.6	(168,150)	(13.8)
Provision for income taxes	52,232	4.3	84,086	6.9
Net income (loss)	195,199	16.2	(252,236)	(20.7)

Less: Net income attributable to non-controlling interests	33,703	2.8	22,750	1.9
Less: Net income attributable to redeemable non-controlling interests	—	—	14,915	1.2
Net income (loss) attributable to IGT PLC	161,496	13.4	(289,901)	(23.8)

Service revenue

	For the three months ended June 30,		Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	169,160	208,060	(38,900)	(18.7)
North America Lottery	274,478	278,291	(3,813)	(1.4)
International	122,752	132,518	(9,766)	(7.4)
Italy	440,495	403,226	37,269	9.2
Operating Segments	1,006,885	1,022,095	(15,210)	(1.5)
Corporate Support	—	1,203	(1,203)	(100.0)
Purchase accounting	182	180	2	1.1
	1,007,067	1,023,478	(16,411)	(1.6)
The following table sets forth changes in service revenue for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(39,028)	128	(38,900)	(18.8)
North America Lottery	(4,006)	193	(3,813)	(1.4)
International	(10,270)	504	(9,766)	(7.7)
Italy	14,076	23,193	37,269	3.5
Operating Segments	(39,228)	24,018	(15,210)	(3.8)
Corporate Support	(1,203)	—	(1,203)	(100.0)
Purchase accounting	2	—	2	1.1
	(40,429)	24,018	(16,411)	(4.0)
Information on the key performance drivers related to service revenue for each of the Company's operating segments is provided in the Operating Segment Results section of this report.
Product sales

	For the three months ended June 30,		Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	84,949	102,037	(17,088)	(16.7)
North America Lottery	34,097	14,745	19,352	131.2
International	76,002	78,721	(2,719)	(3.5)
Italy	223	523	(300)	(57.4)
Operating Segments	195,271	196,026	(755)	(0.4)
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	195,271	196,026	(755)	(0.4)

The following table sets forth changes in product sales for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(17,150)	62	(17,088)	(16.8)
North America Lottery	19,273	79	19,352	130.7
International	(3,222)	503	(2,719)	(4.1)
Italy	(312)	12	(300)	(59.7)
Operating Segments	(1,411)	656	(755)	(0.7)
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	(1,411)	656	(755)	(0.7)
Information on the key performance drivers related to product sales for each of the Company's operating segments is provided in the Operating Segment Results section of this report.
Operating expenses

	For the three months ended June 30,		Change
($ thousands)	2018	2017	Constant Currency	Foreign Currency	$
Cost of services	607,684	616,740	(23,681)	14,625	(9,056)
Cost of product sales	122,403	138,362	(16,649)	690	(15,959)
Selling, general and administrative	196,088	210,185	(15,620)	1,523	(14,097)
Research and development	63,957	80,512	(17,465)	910	(16,555)
Restructuring expense	3,140	11,463	(8,284)	(39)	(8,323)
Transaction income, net	(11)	(29,630)	29,619	—	29,619
Total operating expenses	993,261	1,027,632	(52,080)	17,709	(34,371)

	Constant Currency Change in Operating Expenses
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Corporate Support	Purchase Accounting	Total
Cost of services	(17,138)	4,625	942	5,169	190	(17,469)	(23,681)
Cost of product sales	(9,169)	11,053	1,430	(206)	(51)	(19,706)	(16,649)
Selling, general and administrative	(7,259)	271	(3,795)	1,116	(4,520)	(1,433)	(15,620)
Research and development	(12,474)	(1,620)	(2,475)	(1,278)	372	10	(17,465)
Restructuring expense	—	—	—	—	(8,284)	—	(8,284)
Transaction income, net	—	—	—	—	29,619	—	29,619
	(46,040)	14,329	(3,898)	4,801	17,326	(38,598)	(52,080)
Information on the key performance drivers related to operating expenses on a constant currency basis for each of the Company's operating segments is discussed in the Operating Segment Results section of this report.
Information on the key performance drivers related to operating expenses for Corporate Support and Purchase Accounting on a constant currency basis is as follows:
Corporate Support
The principal drivers of the $17.3 million constant currency increase in operating expenses were as follows:

•	A decrease in restructuring expense of $8.3 million, driven primarily by restructuring initiatives principally related to the integration of the April 2015 acquisition of IGT; and

•	A decrease in transaction income, net of $29.6 million, primarily driven by the $27.3 million gain from the June 2017 sale of Double Down Interactive LLC ("DoubleDown").

Purchase Accounting
The driver of the $38.6 million constant currency decrease in operating expenses was the $38.6 million decrease in depreciation and amortization from the June 2017 sale of DoubleDown.
Operating income (loss)

	For the three months ended June 30,		Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	65,578	76,497	(10,919)	(14.3)
North America Lottery	80,428	79,398	1,030	1.3
International	36,103	45,095	(8,992)	(19.9)
Italy	130,951	113,813	17,138	15.1
Operating Segments	313,060	314,803	(1,743)	(0.6)
Corporate support	(52,237)	(32,604)	(19,633)	(60.2)
Purchase accounting	(51,746)	(90,327)	38,581	42.7
	209,077	191,872	17,205	9.0
The following table sets forth changes in operating income (loss) for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(10,138)	(781)	(10,919)	(13.3)
North America Lottery	935	95	1,030	1.2
International	(9,590)	598	(8,992)	(21.3)
Italy	8,962	8,176	17,138	7.9
Operating Segments	(9,831)	8,088	(1,743)	(3.1)
Corporate support	(18,530)	(1,103)	(19,633)	(56.8)
Purchase accounting	38,609	(28)	38,581	42.7
	10,248	6,957	17,205	5.3
Information on the key performance drivers related to operating income (loss) on a constant currency basis for each of the Company's operating segments is discussed in the Operating Segment Results section of this report.
Information on the key performance drivers related to operating income (loss) for Corporate Support and Purchase Accounting on a constant currency basis is as follows:
Corporate Support
The principal drivers of the $18.5 million constant currency decrease in operating income were the following:

•	A decrease in restructuring expense of $8.3 million, driven primarily by restructuring initiatives principally related to the integration of the April 2015 acquisition of IGT.

•	A decrease in transaction income, net of $29.6 million, primarily driven by the $27.3 million gain from the June 2017 sale of DoubleDown.
Purchase Accounting
The driver of the $38.6 million constant currency increase in operating income was the $38.6 million decrease in depreciation and amortization from the June 2017 sale of DoubleDown.
Restructuring expense
The Company has previously undertaken various restructuring plans, principally related to the April 2015 acquisition of IGT, to eliminate redundant costs and achieve synergies across the business. The Company recorded restructuring costs associated with these plans of $3.1 million and $11.5 million in the three months ended June 30, 2018 and 2017, respectively.

Interest expense
Interest expense for the three months ended June 30, 2018 decreased by $9.7 million, or 8.4% compared to the three months ended June 30, 2017, as detailed in the table below:

	For the three months ended June 30,		Change
($ thousands)	2018	2017	$	%
Senior Secured Notes	(86,590)	(99,063)	(12,473)	(12.6)
Term Loan Facilities	(9,848)	(4,794)	5,054	105.4
Revolving Credit Facilities	(7,033)	(9,468)	(2,435)	(25.7)
Other	(2,768)	(2,659)	109	4.1
	(106,239)	(115,984)	(9,745)	(8.4)
The principal driver for the $9.7 million decrease in interest expense is the $12.5 million decrease in the senior secured notes, primarily related to:

•	A decrease of $10.6 million due to the redemption of the €500 million 6.625% Senior Secured Notes due February 2018 when they matured on February 2, 2018; and

•	A decrease of $5.1 million due to the June 2017 repurchase of $355.7 million of the $500.0 million 7.500% Senior Secured Notes due July 2019 in June 2017.
Foreign exchange gain (loss), net
The Company recorded foreign exchange gains, net of $172.5 million and foreign exchange losses, net of $220.4 million for the three months ended June 30, 2018 and 2017, respectively, principally due to non-cash foreign exchange gains and losses on euro denominated debt.
Other expense, net
The components of other expense, net are as follows:

	For the three months ended June 30,		Change
($ thousands)	2018	2017	$	%
Debt related transactions	(29,870)	(25,794)	(4,076)	(15.8)
Other	(1,434)	(318)	(1,116)	> 200.0
	(31,304)	(26,112)	(5,192)	(19.9)
In June 2018, the Company offered to purchase up to €500 million of its €700 million 4.125% Senior Secured Notes due February 2020 ("4.125% Notes") and its €500 million 4.750% Senior Secured Notes due March 2020 ("4.750% Notes"). The Company purchased €262.4 million ($303.6 million) of its 4.125% Notes and €112.1 million ($129.7 million) of its 4.750% Notes for total consideration, excluding interest, of €395.5 million ($457.5 million) and recorded a $29.6 million loss on extinguishment of debt in connection with the purchase.
In June 2017, the Company offered to purchase up to and all of its $500.0 million 7.500% Senior Secured Notes due July 2019. The Company purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million and recorded a $25.7 million loss on extinguishment of debt in connection with the purchase.
Provision for income taxes

	For the three months ended June 30,
($ thousands, except percentages)	2018	2017
Provision for income taxes	52,232	84,086
Income (loss) before provision for income taxes	247,431	(168,150)
Effective income tax rate (determined using an estimated annual effective tax rate)	21.1%	(50.0)%
The change in the effective income tax rate for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 is primarily related to U.K. and foreign losses with no tax benefit, capital gains taxes incurred on the June 2017 sale of DoubleDown, and the impact of the U.S. Tax Cuts and Jobs Act of 2017.

Operating Segment Results
The following section sets forth an overview of the Company's revenue, operating income and operating expenses by operating segment.

North America Gaming and Interactive segment
Revenue in the North America Gaming and Interactive segment for the three months ended June 30, 2018 decreased by $56.0 million, or 18.1% compared to the three months ended June 30, 2017, primarily related to the June 2017 sale of DoubleDown. At constant currency, revenue decreased by $56.2 million, or 18.1% compared to the three months ended June 30, 2017.
Service revenue
Service revenue in the North America Gaming and Interactive segment for the three months ended June 30, 2018 decreased by $38.9 million, or 18.7% ($39.0 million, or 18.8% at constant currency) compared to the three months ended June 30, 2017.
The following table sets forth changes in service revenue for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Social gaming	(43,360)	—	(43,360)
Machine gaming	(13,493)	146	(13,347)
Other services	17,825	(18)	17,807
	(39,028)	128	(38,900)
The principal drivers of the $39.0 million constant currency decrease in service revenue were as follows:

•	A decrease of $43.4 million in Social gaming due to the June 2017 sale of DoubleDown;

•
A decrease of $13.5 million in Machine gaming , primarily driven by a $12.6 million reclassification of jackpot expense from cost of services upon adoption of ASU 2014-09 (Topic 606), Revenue from Contracts with Customers ("ASC 606"), along with a 1.3% decrease in the casino installed base (23,351 machines installed at June 30, 2018 compared to 23,649 machines installed at June 30, 2017); and

•	An increase of $17.8 million in Other services, principally related to:

•	An increase of $13.7 million in poker revenue, primarily due to the upfront recognition of revenue under ASC 606 from a large, multi-year poker contract; and

•
An increase of $4.7 million in interactive, principally due to a content licensing and support agreement entered into with DoubleU Games Co., Ltd. ("DoubleU") to enable DoubleU to offer the Company's extensive casino game library on DoubleU’s combined social casino platforms, in exchange for a fixed amount and usage-based royalties to the Company.

Product sales
Product sales in the North America Gaming and Interactive segment for the three months ended June 30, 2018 decreased by $17.1 million, or 16.7% ($17.2 million, or 16.8% at constant currency) compared to the three months ended June 30, 2017.
The following table sets forth changes in product sales for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change
Gaming machines	(11,858)	14	(11,844)
Systems and other	(5,292)	48	(5,244)
	(17,150)	62	(17,088)

The principal drivers of the $17.2 million constant currency decrease in product sales were as follows:

•
A decrease of $11.9 million in Gaming machines, principally due to 743 fewer machines sold during the three months ended June 30, 2018 compared to the three months ended June 30, 2017, driven primarily by large replacement machine sales, mainly in Oregon and Washington, that did not recur in the current period; and

•
A decrease of $5.3 million in Systems and other, primarily due to the timing of recognition of $4.2 million in multi-year licenses upon adoption of ASC 606. Under ASC 606, the Company now recognizes revenue upon transfer of the multi-year license to the customer rather than ratably over the contract period.

Segment operating expenses
The principal drivers of the $46.0 million constant currency decrease in operating expenses were as follows:

•	A decrease of $17.1 million in cost of services, primarily driven by:

◦	A decrease of $15.3 million from the June 2017 sale of DoubleDown;

◦	A decrease of $15.0 million related to the reclassification of jackpot expense to service revenue upon adoption of ASC 606;

◦	An increase of $5.8 million in licensing and royalties, primarily related to a one-time expense related to the upfront recognition of revenue upon adoption of ASC 606; and

◦	An increase of $6.0 million in depreciation and amortization;

•	A decrease of $9.2 million in cost of product sales, principally due to the decrease in product sales of $17.2 million;

•
A decrease in selling, general and administrative expense of $7.3 million, principally due to a decrease of $11.3 million from the June 2017 sale of DoubleDown, partially offset by an increase of $3.1 million in performance based compensation; and

•
A decrease in research and development expense of $12.5 million, primarily due to an $5.4 million decrease from the June 2017 sale of DoubleDown, along with a decrease of $6.5 million in payroll related costs.

Segment operating income
Operating income in the North America Gaming and Interactive segment for the three months ended June 30, 2018 decreased by $10.9 million ($10.1 million on a constant currency basis) compared to the three months ended June 30, 2017, while segment operating margin increased from 24.7% for the three months ended June 30, 2017 to 25.8% for the three months ended June 30, 2018, due to an improvement in service revenue margin and lower operating expenses.
The principal driver of the $10.1 million constant currency decrease in operating income was the $11.3 million decrease in operating income related to the June 2017 sale of DoubleDown.

North America Lottery segment
Revenue in the North America Lottery segment for the three months ended June 30, 2018 increased by $15.5 million, or 5.3% compared to the three months ended June 30, 2017, driven by a $19.4 million increase in product sales, partially offset by a $3.8 million decrease in service revenue. At constant currency, revenue increased by $15.3 million, or 5.2% compared to the three months ended June 30, 2017.
Service revenue
Service revenue in the North America Lottery segment for the three months ended June 30, 2018 decreased by $3.8 million, or 1.4% ($4.0 million, or 1.4% at constant currency) compared to the three months ended June 30, 2017.
The following table sets forth changes in service revenue for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Operating and Facilities Management Contracts	10,843	2	10,845
Lottery Management Agreements	(16,331)	—	(16,331)
Machine gaming	72	—	72
Other services	1,410	191	1,601
	(4,006)	193	(3,813)

The principal drivers of the $4.0 million constant currency decrease in service revenue were as follows:

•
An increase in Operating and Facilities Management Contracts of $10.8 million, principally driven by an increase in same store revenue (revenue from existing customers as opposed to new customers) of 4.2% due to an increase in instant tickets and draw-based games especially in California and Texas and $2.1 million increase due to a new contract win and extension.

•	A decrease in Lottery Management Agreements ("LMA") of $16.3 million, primarily related to:

◦	A $9.6 million decrease in service revenue primarily due to the end of the Illinois LMA contract;

◦
A $16.7 million decrease related to the timing of recognition of incentive fees earned under the LMAs upon the adoption of ASC 606. Under ASC 606, the Company now estimates the incentive fees to be earned and records them throughout the annual contract period rather than in the period the annual incentive fees are fixed or determinable; and

◦	A $10.5 million increase in the level of LMA incentives achieved.
Product sales
Product sales in the North America Lottery segment for the three months ended June 30, 2018 increased by $19.4 million, or 131.2% ($19.3 million or 130.7% at constant currency) compared to three months ended June 30, 2017.
The following table sets forth changes in product sales for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery machines	19,263	79	19,342
Systems and other	10	—	10
	19,273	79	19,352
The principal driver of the $19.3 million constant currency increase in product sales was an increase in Lottery machines of $19.3 million, principally due to lottery point-of-sale machines and hardware sales in Massachusetts.
Segment operating expenses
The principal drivers of the $14.3 million constant currency increase in operating expenses were as follows:

•	An increase in cost of services of $4.6 million, primarily related to:

◦	A $6.0 million increase in depreciation expense;

◦	A $1.4 million increase in POS consumables due to the increase in instant tickets activity;

◦	A $1.4 million increase in field operations support and a $1.0 million increase in software and project support costs;

◦	A $6.6 million decrease in LMA costs due to the end of the Illinois LMA contract; and

•	An increase in cost of product sales of $11.1 million, principally due to the $19.3 million increase in product sales, partially offset by improved printing performance.
Segment operating income
Operating income in the North America Lottery segment for the three months ended June 30, 2018 increased by $1.0 million, or 1.3% ($0.9 million, or 1.2% on a constant currency basis) compared to the three months ended June 30, 2017, while segment operating margin decreased from 27.1% for the three months ended June 30, 2017 to 26.1% for the three months ended June 30, 2018 due principally to the service revenue margin mix and increase in depreciation expense.
The principal drivers of the $0.9 million constant currency increase in operating income were the following:

•	A $4.0 million decrease in service revenue, primarily related to the timing of recognition of LMA incentive fees, partially offset by increased instant tickets and draw-based game activity;

•	A $19.3 million increase in product sales, primarily due to lottery point-of-sale machines and hardware sales to Massachusetts; and

•	A $14.3 million increase in operating expenses, primarily due to the increase in cost of product sales, partially offset by improved printing performance.

International segment
Revenue in the International segment for the three months ended June 30, 2018 decreased by $12.5 million, or 5.9% compared to the three months ended June 30, 2017, driven by a $9.8 million decrease in service revenue and a $2.7 million decrease in product sales. At constant currency, revenue decreased by $13.5 million, or 6.4% compared to the three months ended June 30, 2017.
Service revenue
Service revenue in the International segment for the three months ended June 30, 2018 decreased by $9.8 million, or 7.4% ($10.3 million or 7.7% at constant currency) compared to the three months ended June 30, 2017.
The following table sets forth changes in service revenue for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Operating and Facilities Management Contracts	(2,414)	844	(1,570)
Machine gaming	1,163	(864)	299
Other services	(9,019)	524	(8,495)
	(10,270)	504	(9,766)
 The principal drivers of the $10.3 million constant currency decrease in service revenue were as follows:

•	A decrease of $2.4 million in Operating and Facilities Management Contracts, principally driven by:

◦
A $4.6 million decrease in software related services, primarily due to a decrease in software hours provided to customers and a $3.5 million decrease related to the completion of a lottery contract in 2017; and

◦	An increase in same store revenue of 1.4% due to an increase in instant tickets;

•	An increase of $1.2 million in Machine gaming, principally associated with an increase of $1.2 million from the Greece video lottery terminal ("VLT") program; and

•	A decrease of $9.0 million in Other services, principally due to:

◦	A decrease of $3.3 million in megajackpot revenue, primarily related to the $2.2 million reclassification of jackpot expense from cost of services upon adoption of ASC 606;

◦	A decrease of $2.6 million related to the exit of interactive and sports betting contracts in Europe;

◦
A decrease of $4.5 million primarily related to a decrease in software revenues in Europe and, in connection with ASC 606, licenses being identified as a distinct performance obligation and recognized in product sales in the current period; and

◦	An increase of $2.0 million in commercial services, primarily related to a $2.0 million increase in Latin America and the Caribbean.
Product sales
Product sales in the International segment for the three months ended June 30, 2018 decreased by $2.7 million, or 3.5% ($3.2 million, or 4.1% at constant currency) compared to the three months ended June 30, 2017.
The following table sets forth changes in product sales for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery machines	5,261	212	5,473
Gaming machines	(6,147)	305	(5,842)
Systems and other	(2,336)	(14)	(2,350)
	(3,222)	503	(2,719)

The principal drivers of the $3.2 million constant currency decrease in product sales were as follows:

•	An increase of $5.3 million in Lottery machines, primarily related to increased product sales in Europe;

•
A decrease of $6.1 million in Gaming machines, primarily driven by a decrease in machine sales of $12.7 million in Europe and Latin America, partially offset by an increase in machine sales of $6.5 million in the Asia Pacific region and Africa; and

•
A decrease of $2.3 million in Systems and other, principally associated with a decrease of $4.6 million in software and system sales in Europe and Africa, partially offset by a $2.6 million increase in licensing revenue primarily due to, in connection with ASC 606, licenses being identified as distinct performance obligations and recognized in product sales in the current period.

Segment operating expenses
The principal driver of the $3.9 million constant currency decrease in operating expenses was a decrease in selling, general and administrative expenses of $3.8 million, primarily due to the remeasurement of an earn out liability resulting in a gain of $7.4 million, partially offset by a $2.9 million increase in bad debt expense, primarily related to recoveries of bad debt in the prior period.
Segment operating income
Operating income in the International segment for the three months ended June 30, 2018 decreased by $9.0 million, or 19.9% ($9.6 million, or 21.3% on a constant currency basis) compared to the three months ended June 30, 2017, while segment operating margin decreased from 21.3% for the three months ended June 30, 2017 to 18.2% for the three months ended June 30, 2018 due principally to higher margin non-recurring revenue recognized in the prior period.
The principal drivers of the $9.6 million constant currency decrease in operating income was the decrease in service revenue of $10.3 million primarily related to a $9.0 million decrease in Other services, partially offset by the $3.9 million decrease in operating expenses primarily related to the remeasurement of an earn out liability.

Italy segment
Revenue in the Italy segment for the three months ended June 30, 2018 increased by $37.0 million, or 9.2% compared to the three months ended June 30, 2017, driven by a $37.3 million increase in service revenue. At constant currency, revenue increased by $13.8 million, or 3.4% compared to the three months ended June 30, 2017.
Service revenues
Service revenue in the Italy segment for the three months ended June 30, 2018 increased by $37.3 million, or 9.2% compared to the three months ended June 30, 2017, driven by a $21.8 million increase in lotto and instant tickets service revenues within Operating and Facilities Management Contracts.
The following table sets forth changes in service revenue for the three months ended June 30, 2018 compared to the three months ended June 30, 2017:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change
Operating and Facilities Management Contracts	11,746	10,046	21,792
Machine gaming	760	8,602	9,362
Other services	1,570	4,545	6,115
	14,076	23,193	37,269
The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.
Operating and Facilities Management Contracts
At constant currency, Operating and Facilities Management Contracts for the three months ended June 30, 2018 increased by $11.7 million or 6.9% compared to the three months ended June 30, 2017, due principally to the increase in lotto and instant tickets as described below.
Lotto
At constant currency, lotto for the three months ended June 30, 2018 increased by $9.4 million or 9.3% compared to the three months ended June 30, 2017, due principally to the 12.1% increase in 10eLotto wagers as a result of the additional game option, Doppio Numero Oro, which launched in October 2017. Wagers for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 are shown in the table below:

	For the three months ended June 30,		Change
(€ millions)	2018	2017	€	%
10eLotto	1,422	1,269	153	12.1
Core	471	484	(13)	(2.7)
Late numbers	33	88	(55)	(62.5)
Million Day	54	—	54	—
	1,980	1,841	139	7.6
Instant tickets
At constant currency, instant tickets for the three months ended June 30, 2018 increased by $2.3 million, or 3.3%, compared to the three months ended June 30, 2017, primarily driven by a 3.7% increase in the average price point (the average value of the ticket sold), which was partially offset by a 1.3% decrease in the number of tickets sold. Total wagers for the three months ended June 30, 2018 compared to the three months ended June 30, 2017 is detailed below:

	For the three months ended June 30,		Change
(€ millions)	2018	2017	€	%
Total wagers	2,237	2,183	54	2.5
Machine gaming
At constant currency, Machine gaming for the three months ended June 30, 2018 increased by $0.8 million, or 0.5% compared to the three months ended June 30, 2017, primarily driven by higher productivity of the machines, partially offset by a 1.6% decrease in total machine gaming wagers (as detailed below), a 20.2% decrease in total machines installed due to a regulator-mandated reduction in Amusement with prize machines ("AWP") and an increase in gaming machine taxes that went into effect at the end of April 2017.

	For the three months ended June 30,		Change
(€ millions)	2018	2017	€	%
VLT wagers	1,407	1,370	37	2.7
AWP wagers	885	960	(75)	(7.8)
	2,292	2,330	(38)	(1.6)
Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's licenses.
Other services
At constant currency, Other services for the three months ended June 30, 2018 increased by $1.6 million or 2.0% compared to the three months ended June 30, 2017, driven primarily by an 11.1% increase in interactive game wagers (€459 million for the three months ended June 30, 2018 compared to €413 million for the three months ended June 30, 2017) and an 8.0% increase in sports betting wagers (€244 million for the three months ended June 30, 2018 compared to €226 million for the three months ended June 30, 2017), partially offset by a slightly higher payout in sports betting (82.9% for the three months ended June 30, 2018 compared to 82.3% for the three months ended June 30, 2017).
Segment operating expenses
The principal driver of the $4.8 million constant currency increase in operating expenses was a $5.2 million increase in cost of services principally related to:

◦	A $2.3 million increase in Lotto POS consumables due to the increase in wagers; and

◦	A $2.0 million increase in costs associated with gaming operations and market dynamics.
Segment operating income
Operating income in the Italy segment for the three months ended June 30, 2018 increased by $17.1 million, or 15.1% ($9.0 million, or 7.9% on a constant currency basis) compared to three months ended June 30, 2017, while segment operating margin amounted to 29.7% and 28.2% for the three months ended June 30, 2018 and 2017, respectively.

The constant currency increase of $9.0 million in operating income was principally driven by the $11.7 million increase in Operating and Facilities Management Contracts primarily related to the increase in lotto and instant tickets, partially offset by the $5.2 million increase in cost of services.
Comparison of the six months ended June 30, 2018 and 2017

	For the six months ended
	June 30, 2018		June 30, 2017
($ thousands)	$	% of Revenue	$	% of Revenue
Service revenue	2,054,018	85.3	2,050,423	86.4
Product sales	355,276	14.7	321,665	13.6
Total revenue	2,409,294	100.0	2,372,088	100.0

Cost of services	1,225,742	50.9	1,241,034	52.3
Cost of product sales	225,754	9.4	252,698	10.7
Selling, general and administrative	411,306	17.1	410,709	17.3
Research and development	135,220	5.6	163,133	6.9
Restructuring expense	5,156	0.2	20,730	0.9
Transaction expense (income), net	44	—	(27,309)	(1.2)
Total operating expenses	2,003,222	83.1	2,060,995	86.9

Operating income	406,072	16.9	311,093	13.1

Interest income	6,350	0.3	5,086	0.2
Interest expense	(216,518)	(9.0)	(230,783)	(9.7)
Foreign exchange gain (loss), net	75,851	3.1	(267,223)	(11.3)
Other expense, net	(28,323)	(1.2)	(23,445)	(1.0)
Total non-operating expenses	(162,640)	(6.8)	(516,365)	(21.8)

Income (loss) before provision for income taxes	243,432	10.1	(205,272)	(8.7)
Provision for income taxes	112,737	4.7	73,756	3.1
Net income (loss)	130,695	5.4	(279,028)	(11.8)

Less: Net income attributable to non-controlling interests	52,019	2.2	33,899	1.4
Less: Net income attributable to redeemable non-controlling interests	20,326	0.8	31,764	1.3
Net income (loss) attributable to IGT PLC	58,350	2.4	(344,691)	(14.5)
Service revenue

	For the six months ended June 30,		Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	323,460	442,312	(118,852)	(26.9)
North America Lottery	553,520	546,217	7,303	1.3
International	253,287	255,463	(2,176)	(0.9)
Italy	923,392	804,870	118,522	14.7
Operating Segments	2,053,659	2,048,862	4,797	0.2
Corporate Support	—	1,203	(1,203)	(100.0)
Purchase accounting	359	358	1	0.3
	2,054,018	2,050,423	3,595	0.2
The following table sets forth changes in service revenue for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(119,249)	397	(118,852)	(27.0)
North America Lottery	6,888	415	7,303	1.3
International	(10,910)	8,734	(2,176)	(4.3)
Italy	30,729	87,793	118,522	3.8
Operating Segments	(92,542)	97,339	4,797	(4.5)
Corporate Support	(1,203)	—	(1,203)	(100.0)
Purchase accounting	1	—	1	0.3
	(93,744)	97,339	3,595	(4.6)
Information on the key performance drivers related to service revenue for each of the Company's operating segments is provided in the Operating Segment Results section of this report.
Product sales

	For the six months ended June 30,		Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	174,400	173,171	1,229	0.7
North America Lottery	50,454	27,675	22,779	82.3
International	129,952	120,058	9,894	8.2
Italy	470	761	(291)	(38.2)
Operating Segments	355,276	321,665	33,611	10.4
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	355,276	321,665	33,611	10.4
The following table sets forth changes in product sales for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	994	235	1,229	0.6
North America Lottery	22,358	421	22,779	80.8
International	7,591	2,303	9,894	6.3
Italy	(326)	35	(291)	(42.8)
Operating Segments	30,617	2,994	33,611	9.5
Corporate Support	—	—	—	—
Purchase accounting	—	—	—	—
	30,617	2,994	33,611	9.5
Information on the key performance drivers related to product sales for each of the Company's operating segments is provided in the Operating Segment Results section of this report.

Operating expenses

	For the six months ended June 30,		Change
($ thousands)	2018	2017	Constant Currency	Foreign Currency	$
Cost of services	1,225,742	1,241,034	(72,738)	57,446	(15,292)
Cost of product sales	225,754	252,698	(28,603)	1,659	(26,944)
Selling, general and administrative	411,306	410,709	(8,899)	9,496	597
Research and development	135,220	163,133	(32,570)	4,657	(27,913)
Restructuring expense	5,156	20,730	(15,570)	(4)	(15,574)
Transaction expense (income), net	44	(27,309)	27,354	(1)	27,353
Total operating expenses	2,003,222	2,060,995	(131,026)	73,253	(57,773)

	Constant Currency Change in Operating Expenses
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Corporate Support	Purchase Accounting	Total
Cost of services	(53,665)	2,870	173	16,791	(291)	(38,616)	(72,738)
Cost of product sales	(1,621)	14,789	4,214	(336)	(130)	(45,519)	(28,603)
Selling, general and administrative	(17,522)	2,478	(4,560)	6,806	13,466	(9,567)	(8,899)
Research and development	(26,964)	455	(3,890)	(2,831)	642	18	(32,570)
Restructuring expense	—	—	2	—	(15,572)	—	(15,570)
Transaction expense (income), net	—	—	—	—	27,354	—	27,354
	(99,772)	20,592	(4,061)	20,430	25,469	(93,684)	(131,026)
Information on the key performance drivers related to operating expenses on a constant currency basis for each of the Company's operating segments is discussed in the Operating Segment Results section of this report.
Information on the key performance drivers related to operating expenses for Corporate Support and Purchase Accounting on a constant currency basis is as follows:
Corporate Support
The principal drivers of the $25.5 million constant currency increase in operating expense were the following:

•	An increase in selling, general and administrative expense of $13.5 million, principally due to the following:

◦	January 2017 sale of a pre-merger IGT receivable for $17.9 million that was substantially fully reserved at the date of acquisition in April 2015;

◦	An increase of $6.0 million in performance based compensation; and

◦	A decrease of $10.9 million in employee related costs;

•	A decrease in restructuring expense of $15.6 million, driven primarily by restructuring initiatives principally related to the integration of the April 2015 acquisition of IGT; and

•	An increase in transaction expense (income), net of $27.4 million, primarily driven by the $27.3 million gain from the June 2017 sale of DoubleDown.
Purchase Accounting
The driver of the constant currency decrease in operating expenses of $93.7 million was the $93.7 million decrease in depreciation and amortization from the June 2017 sale of DoubleDown.

Operating income (loss)

	For the six months ended June 30,		Change
($ thousands)	2018	2017	$	%
North America Gaming and Interactive	122,737	145,004	(22,267)	(15.4)
North America Lottery	156,824	148,332	8,492	5.7
International	57,662	52,245	5,417	10.4
Italy	278,085	237,796	40,289	16.9
Operating Segments	615,308	583,377	31,931	5.5
Corporate support	(105,559)	(75,094)	(30,465)	(40.6)
Purchase accounting	(103,677)	(197,190)	93,513	47.4
	406,072	311,093	94,979	30.5
The following table sets forth changes in operating income (loss) for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 on a constant currency basis:

	Change			Constant
	Constant	Foreign		Currency
($ thousands)	Currency	Currency	$	Change %
North America Gaming and Interactive	(18,484)	(3,783)	(22,267)	(12.7)
North America Lottery	8,653	(161)	8,492	5.8
International	743	4,674	5,417	1.4
Italy	9,973	30,316	40,289	4.2
Operating Segments	885	31,046	31,931	0.2
Corporate support	(26,671)	(3,794)	(30,465)	(35.5)
Purchase accounting	93,684	(171)	93,513	47.5
	67,898	27,081	94,979	21.8
Information on the key performance drivers related to operating income (loss) on a constant currency basis for each of the Company's operating segments is discussed in the Operating Segment Results section of this report.
Information on the key performance drivers related to operating income (loss) for Corporate Support and Purchase Accounting on a constant currency basis is as follows:
Corporate Support
The principal drivers of the constant currency $26.7 million decrease in operating income (loss) were the following:

•	An increase in selling, general and administrative expense of $13.5 million, principally due to the following:

◦	January 2017 sale of a pre-merger IGT receivable for $17.9 million that was substantially fully reserved at the date of acquisition in April 2015;

◦	An increase of $6.0 million in performance based compensation; and

◦	A decrease of $10.9 million in employee related costs;

•	A decrease in restructuring expense of $15.6 million, principally due to restructuring initiatives mainly related to the integration of the April 2015 acquisition of IGT; and

•	A decrease in transaction expense (income), net of $27.4 million, principally due to the $27.3 million gain from the June 2017 sale of DoubleDown.
Purchase Accounting
The driver of the increase of $93.7 million in operating income (loss) was the $93.7 million decrease in depreciation and amortization from the June 2017 sale of DoubleDown.

Restructuring expense
The Company has previously undertaken various restructuring plans, principally related to the April 2015 acquisition of IGT, to eliminate redundant costs and achieve synergies across the business. The Company recorded restructuring costs associated with these plans of $5.2 million and $20.7 million in the six months ended June 30, 2018 and 2017, respectively.
Interest expense
Interest expense for the six months ended June 30, 2018 decreased by $14.3 million, or 6.2% compared to the six months ended June 30, 2017, as detailed in the table below:

	For the six months ended June 30,		Change
($ thousands)	2018	2017	$	%
Senior Secured Notes	(178,092)	(196,253)	(18,161)	(9.3)
Term Loan Facilities	(20,013)	(9,334)	10,679	114.4
Revolving Credit Facilities	(13,276)	(19,667)	(6,391)	(32.5)
Other	(5,137)	(5,529)	(392)	(7.1)
	(216,518)	(230,783)	(14,265)	(6.2)
The principal driver for the $14.3 million decrease in interest expense is the $18.2 million decrease in the senior secured notes, primarily related to:

•	A decrease of $16.2 million due to the redemption of the €500 million 6.625% Senior Secured Notes due February 2018 when they matured on February 2, 2018; and

•	A decrease of $10.3 million due to the June 2017 repurchase of $355.7 million of the $500.0 million 7.500% Senior Secured Notes due July 2019 in June 2017.
Foreign exchange gain (loss), net
The Company recorded foreign exchange gains, net of $75.9 million and foreign exchange losses, net of $267.2 million in the six months ended June 30, 2018 and 2017, respectively, principally due to non-cash foreign exchange losses on euro denominated debt.
Other expense, net
The components of other expense, net are as follows:

	For the six months ended June 30,		Change
($ thousands)	2018	2017	$	%
Debt related transactions	(28,648)	(23,303)	(5,345)	(22.9)
Other	325	(142)	467	> 200.0
	(28,323)	(23,445)	(4,878)	(20.8)
In June 2018, the Company offered to purchase up to €500 million of its €700 million 4.125% Senior Secured Notes due February 2020 ("4.125% Notes") and its €500 million 4.750% Senior Secured Notes due March 2020 ("4.750% Notes"). The Company purchased €262.4 million ($303.6 million) of its 4.125% Notes and €112.1 million ($129.7 million) of its 4.750% Notes for total consideration, excluding interest, of €395.5 million ($457.5 million) and recorded a $29.6 million loss on extinguishment of debt in connection with the purchase.
In June 2017, the Company offered to purchase up to and all of its $500.0 million 7.500% Senior Secured Notes due July 2019. The Company purchased $355.7 million of these notes for total consideration, excluding interest, of $393.5 million and recorded a $25.7 million loss on extinguishment of debt in connection with the purchase.

Provision for income taxes

	For the six months ended June 30,
($ thousands, except percentages)	2018	2017
Provision for income taxes	112,737	73,756
Income (loss) before provision for income taxes	243,432	(205,272)
Effective income tax rate (determined using an estimated annual effective tax rate)	46.3%	(35.9)%
The change in the effective income tax rate for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 is primarily related to U.K. and foreign losses with no tax benefit, capital gains taxes incurred on the June 2017 sale of DoubleDown, and the impact of the U.S. Tax Cuts and Jobs Act of 2017.

Operating Segment Results
The following section sets forth an overview of the Company's revenue, operating income and operating expenses by operating segment.

North America Gaming and Interactive segment
Revenue in the North America Gaming and Interactive segment for the six months ended June 30, 2018 decreased by $117.6 million, or 19.1% compared to the six months ended June 30, 2017, primarily related to the June 2017 sale of DoubleDown. At constant currency, revenue decreased by $118.3 million, or 19.2% compared to the six months ended June 30, 2017.
Service revenue
Service revenue in the North America Gaming and Interactive segment for the six months ended June 30, 2018 decreased by $118.9 million, or 26.9% ($119.2 million, or 27.0% at constant currency) compared to the six months ended June 30, 2017.
The following table sets forth changes in service revenue for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Social gaming	(111,253)	—	(111,253)
Machine gaming	(33,793)	353	(33,440)
Other services	25,797	44	25,841
	(119,249)	397	(118,852)
The principal drivers of the $119.2 million constant currency decrease in service revenue were as follows:

•	A decrease of $111.3 million in Social gaming due to the June 2017 sale of DoubleDown;

•
A decrease of $33.8 million in Machine gaming , primarily driven by a $26.5 million reclassification of jackpot expense from cost of services upon adoption of ASC 606, along with a 1.3% decrease in the casino installed base (23,351 machines installed at June 30, 2018 compared to 23,649 machines installed at June 30, 2017); and

•	An increase of $25.8 million in Other services, primarily driven by:

•	An increase of $13.6 million in poker revenue, primarily due to the upfront recognition of revenue under ASC 606 from a large, multi-year poker contract; and

•	An increase of $10.0 million in interactive, principally due to a content licensing and support agreement entered into with DoubleU.
Product sales
Product sales in the North America Gaming and Interactive segment for the six months ended June 30, 2018 increased by $1.2 million, or 0.7% ($1.0 million, or 0.6% at constant currency) compared to the six months ended June 30, 2017.

The following table sets forth changes in product sales for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change
Gaming machines	(13,048)	121	(12,927)
Systems and other	14,042	114	14,156
	994	235	1,229
The principal drivers of the $1.0 million constant currency increase in product sales were as follows:

•
A decrease of $13.0 million in Gaming machines, principally associated with 961 fewer machines, primarily replacement machines, sold during the six months ended June 30, 2018 compared to the six months ended June 30, 2017; and

•
An increase of $14.0 million in Systems and other, primarily driven by significant systems related and software sales during the six months ended June 30, 2018 compared to the six months ended June 30, 2017, partially offset by the timing of recognition of $5.4 million in multi-year licenses upon adoption of ASC 606.

Segment operating expenses
The principal drivers of the $99.8 million constant currency decrease in operating expenses were as follows:

•	A decrease in cost of services of $53.7 million, primarily driven by:

◦	A decrease of $39.9 million from the June 2017 sale of DoubleDown;

◦	A decrease of $32.0 million related to the reclassification of jackpot expense to service revenue upon adoption of ASC 606;

◦
An increase of $8.0 million in licensing and royalties, primarily related to a one-time expense related to the upfront recognition of revenue upon adoption of ASC 606 and a content licensing agreement entered into with DoubleU; and

◦	An increase of $6.1 million in depreciation and amortization;

•
A decrease in selling, general and administrative expense of $17.5 million, principally due to a decrease of $26.6 million from the June 2017 sale of DoubleDown, partially offset by an increase of $6.7 million in performance based compensation; and

•	A decrease in research and development expense of $27.0 million, primarily due to a $13.7 million decrease from the June 2017 sale of DoubleDown and a $12.8 million decrease in payroll related costs.
Segment operating income
Operating income in the North America Gaming and Interactive segment for the six months ended June 30, 2018 decreased by $22.3 million or 15.4% ($18.5 million or 12.7% on a constant currency basis) compared to the six months ended June 30, 2017, while segment operating margin increased from 23.6% for the six months ended June 30, 2017 to 24.7% for the six months ended June 30, 2018, due to an improvement in product sales and service revenue margins and lower operating expenses.
The principal driver of the $18.5 million constant currency decrease in operating income was the $31.0 million decrease in operating income related to the June 2017 sale of DoubleDown, partially offset by an increase of $9.1 million, primarily related to the increase in selling, general and administrative expense, excluding DoubleDown.

North America Lottery segment
Revenue in the North America Lottery segment for the six months ended June 30, 2018 increased by $30.1 million, or 5.2% compared to the six months ended June 30, 2017, driven by a $7.3 million increase in service revenue and a $22.8 million increase in product sales. At constant currency, revenue increased by $29.2 million, or 5.1% compared to the six months ended June 30, 2017.
Service revenue
Service revenue in the North America Lottery segment for the six months ended June 30, 2018 increased by $7.3 million, or 1.3% ($6.9 million, or 1.3% at constant currency) compared to the six months ended June 30, 2017.

The following table sets forth changes in service revenue for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Operating and Facilities Management Contracts	16,625	4	16,629
Lottery Management Agreements	(12,936)	—	(12,936)
Machine gaming	(24)	—	(24)
Other services	3,223	411	3,634
	6,888	415	7,303
The principal drivers of the $6.9 million constant currency increase in service revenue were as follows:

•
An increase in Operating and Facilities Management Contracts of $16.6 million, principally driven by an increase in same store revenue (revenue from existing customers as opposed to new customers) of 7.6% primarily due to an increase in multi-state jackpot activity of 24.8% and an increase in instant tickets and draw-based games of 5.3%, partially offset by the exit of a low-margin contract and a lower effective rate on recent contract extensions; and

•	A decrease in Lottery Management Agreements of $12.9 million, primarily related to

◦	An $17.1 million decrease service revenue primarily due to the end of the Illinois LMA contract;

◦	A $5.3 million decrease related to the timing of recognition of incentive fees earned under the LMAs upon the adoption of ASC 606; and

◦	A $10.5 million increase in the level of LMA incentives achieved in the six months ended June 30, 2018 compared to the six months ended June 30, 2017.
Product sales
Product sales in the North America Lottery segment for the six months ended June 30, 2018 increased by $22.8 million, or 82.3% ($22.4 million or 80.8% at constant currency) compared to six months ended June 30, 2017.
The following table sets forth changes in product sales for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Product Sale Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery machines	22,352	421	22,773
Systems and other	6	—	6
	22,358	421	22,779
The principal driver of the $22.4 million constant currency increase in product sales was an increase in Lottery machines of $22.4 million, principally due to lottery point-of-sale machines and hardware sales to Massachusetts.
Segment operating expenses
The principal drivers of the $20.6 million constant currency increase in operating expenses were as follows:

•	An increase in cost of services of $2.9 million, primarily related to:

◦	An $8.9 million increase in depreciation expense;

◦	A $14.1 million decrease in LMA costs due to the end of the Illinois LMA contract;

◦	A $3.3 million increase in software and project support costs and $2.2 million increase in field operations support; and

◦	A $1.3 million increase in licensing and royalties, principally due to instant ticket licensed content; and

•	An increase in cost of product sales of $14.8 million, principally due to the $22.4 million increase in product sales, partially offset by improved printing performance.

Segment operating income
Operating income in the North America Lottery segment for the six months ended June 30, 2018 increased by $8.5 million, or 5.7% ($8.7 million, or 5.8% on a constant currency basis) compared to the six months ended June 30, 2017, while segment operating margin increased slightly from 25.8% for the six months ended June 30, 2017 to 26.0% for the six months ended June 30, 2018.
The principal driver of the $8.7 million constant currency increase in operating income was primarily due to a $22.4 million increase in product sales, partially offset by a $14.8 million increase in cost of product sales.

International segment
Revenue in the International segment for the six months ended June 30, 2018 increased by $7.7 million, or 2.1% compared to the six months ended June 30, 2017, driven by a $9.9 million increase in product sales, partially offset by a $2.2 million decrease in service revenue. At constant currency, revenue decreased by $3.3 million, or 0.9% compared to the six months ended June 30, 2017.
Service revenue
Service revenue in the International segment for the six months ended June 30, 2018 decreased by $2.2 million, or 0.9% ($10.9 million or 4.3% at constant currency) compared to the six months ended June 30, 2017.
The following table sets forth changes in service revenue for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Service Revenue Change
($ thousands)	Constant Currency	Foreign Currency	Change
Operating and Facilities Management Contracts	(671)	5,198	4,527
Machine gaming	2,996	(583)	2,413
Other services	(13,235)	4,119	(9,116)
	(10,910)	8,734	(2,176)
The principal drivers of the $10.9 million constant currency decrease in service revenue were as follows:

•	An increase of $3.0 million in Machine gaming, principally associated with an increase of $2.6 million from the Greece VLT program; and

•	A decrease of $13.2 million in Other services, principally due to:

◦	A decrease of $6.6 million in megajackpot revenue, primarily related to the $4.7 million reclassification of jackpot expense from cost of services upon adoption of ASC 606;

◦	A decrease of $4.0 million related to the exit of certain low-margin interactive contracts and sports betting contracts in Europe;

◦
A decrease of $6.1 million primarily related to a decrease in software revenue in Europe and, in connection with ASC 606, licenses being identified as a distinct performance obligation and recognized in product sales in the current period; and

◦	An increase of $3.3 million in commercial services, principally driven by a $3.4 million increase in Latin America and the Caribbean.
Product sales
Product sales in the International segment for the six months ended June 30, 2018 increased by $9.9 million, or 8.2% ($7.6 million, or 6.3% at constant currency) compared to the six months ended June 30, 2017.

The following table sets forth changes in product sales for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Product Sales Change
($ thousands)	Constant Currency	Foreign Currency	Change
Lottery machines	6,202	391	6,593
Gaming machines	(2,951)	1,344	(1,607)
Systems and other	4,340	568	4,908
	7,591	2,303	9,894

The principal drivers of the $7.6 million constant currency increase in product sales were as follows:

•	An increase of $6.2 million in Lottery machines, primarily related to an increase in product sales of $4.3 million in Europe and $1.3 million in the Asia Pacific Region;

•
A decrease of $3.0 million in Gaming machines, primarily driven by decreased machine sales of $12.6 million in Europe and Latin America, partially offset by increased machine sales of $9.6 million in the Asia Pacific Region and Africa; and

•	An increase of $4.3 million in Systems and other, principally due to the following:

•	An increase of $5.1 million in system sales, primarily driven by increased sales in the Asia Pacific Region of $9.1 million, partially offset by decreased sales of $3.0 million in Europe and Africa;

•
An increase of $3.0 million in license fee sales principally due to, in connection with ASC 606, licenses being identified as a distinct performance obligation and recognized in product sales in the current period; and

•	A decrease of $3.2 million in sports betting sales, primarily associated with $3.2 million of sales in Europe in the six months ended June 30, 2017 which did not recur in the current period.
Segment operating expenses
The principal drivers of the $4.1 million constant currency decrease in operating expenses were as follows:

•	An increase in cost of product sales of $4.2 million, principally associated with the $7.6 million increase in product sales;

•
A decrease in selling, general and administrative expenses of $4.6 million, primarily due to the remeasurement of an earn out liability resulting in a gain of $7.4 million, partially offset by a $3.4 million increase in bad debt expense primarily related to recoveries of bad debt in the prior period; and

•	A decrease in research and development of $3.9 million, primarily related to optimization efforts.
Segment operating income
Operating income in the International segment for the six months ended June 30, 2018 increased by $5.4 million, or 10.4% ($0.7 million, or 1.4% on a constant currency basis) compared to the six months ended June 30, 2017, while segment operating margin increased from 13.9% for the six months ended June 30, 2017 to 15.0% for the six months ended June 30, 2018 due principally to foreign exchange benefit.
The principal drivers of the $0.7 million constant currency increase in operating income were as follows:

•	A decrease of $10.9 million in service revenue, primarily driven by a decrease of $13.2 million in Other services;

•	An increase of $7.6 million in product sales, primarily driven by an increase of $6.2 million in Lottery machines sales; and

•
A decrease of $4.1 million in operating expenses, primarily due to the decrease in selling, general and administrative expenses of $4.6 million and research and development of $3.9 million, partially offset by the increase in cost of product sales of $4.2 million.

Italy segment
Revenue in the Italy segment for the six months ended June 30, 2018 increased by $118.2 million, or 14.7% compared to the six months ended June 30, 2017, driven by a $118.5 million increase in service revenue. At constant currency, revenue increased by $30.4 million or 3.8% compared to the six months ended June 30, 2017.

Service revenue
Service revenue in the Italy segment for the six months ended June 30, 2018 increased by $118.5 million, or 14.7% compared to the six months ended June 30, 2017, driven by a $63.5 million increase in lotto and instant tickets service revenues within Operating and Facilities Management Contracts and a $26.4 million increase in sports betting revenue within Other services.
The following table sets forth changes in service revenue for the six months ended June 30, 2018 compared to the six months ended June 30, 2017:

	Service Revenue Change
	Constant	Foreign
($ thousands)	Currency	Currency	Change
Operating and Facilities Management Contracts	24,841	38,678	63,519
Machine gaming	(10,920)	31,872	20,952
Other services	16,808	17,243	34,051
	30,729	87,793	118,522
The constant currency movements in service revenues for each of the core activities within the Italy segment are discussed below.
Operating and Facilities Management Contracts
At constant currency, Operating and Facilities Management Contracts for the six months ended June 30, 2018 increased by $24.8 million or 7.2% compared to the six months ended June 30, 2017, due principally to the increase in lotto and instant tickets as described below.
Lotto
At constant currency, lotto for the six months ended June 30, 2018 increased by $19.8 million or 10.0% compared to the six months ended June 30, 2017, due principally to the 14.4% increase in 10eLotto wagers as a result of the additional game option, Doppio Numero Oro, which launched in October 2017. Wagers for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 are shown in the table below:

	For the six months ended June 30,		Change
(€ millions)	2018	2017	€	%
10eLotto	2,873	2,512	361	14.4
Core	975	1,009	(34)	(3.4)
Late numbers	79	194	(115)	(59.3)
Million Day	88	—	88	—
	4,015	3,715	300	8.1
Instant tickets
At constant currency, instant tickets for the six months ended June 30, 2018 increased by $5.0 million, or 3.5%, compared to the six months ended June 30, 2017, primarily driven by an increase of 1.6% in the number of tickets sold due to the July 2017 relaunch of Miliardario and a 1.0% increase in the average price point (the average value of the tickets sold). Total wagers for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 is detailed below:

	For the six months ended June 30,		Change
(€ millions)	2018	2017	€	%
Total wagers	4,645	4,524	121	2.7

Machine gaming
At constant currency, Machine gaming for the six months ended June 30, 2018 decreased by $10.9 million, or 3.5% compared to the six months ended June 30, 2017, primarily driven by a 1.4% decrease in total machine gaming wagers (as detailed below) and a 20.2% decrease in total machines installed due to a regulator-mandated reduction in AWP machines and an increase in gaming machine taxes that went into effect at the end of April 2017, partially offset by higher productivity of the machines.

	For the six months ended June 30,		Change
(€ millions)	2018	2017	€	%
VLT wagers	2,848	2,786	62	2.2
AWP wagers	1,840	1,969	(129)	(6.6)
	4,688	4,755	(67)	(1.4)
Total wagers and machines installed correspond to the management of VLTs and AWPs under the Company's licenses.
Other services
At constant currency, Other services for the six months ended June 30, 2018 increased by $16.8 million or 11.5% compared to the six months ended June 30, 2017, driven primarily by an increase in total sports betting wagers (€491 million for the six months ended June 30, 2018 compared to €483 million for the six months ended June 30, 2017), the lower payout in sports betting (82.1% for the six months ended June 30, 2018 compared to 86.1% for the six months ended June 30, 2017) and a 7.9% increase in interactive game wagers (€951 million for the six months ended June 30, 2018 compared to €881 million for the six months ended June 30, 2017).
Segment operating expenses
The principal drivers of the $20.4 million constant currency increase in operating expenses were as follows:

•	An increase in cost of services of $16.8 million, principally due to:

◦	An increase of $6.7 million related to marketing and advertising for lottery games including Doppio Numero Oro which launched in October 2017 and Million Day which launched in February 2018;

◦	An increase of $3.0 million in Lotto POS consumables due to the increase in wagers;

◦	An increase of $2.2 million in costs associated with gaming operations and market dynamics; and

◦	An increase of $1.8 million in payroll related costs.

•	An increase in selling, general and administrative expenses of $6.8 million, primarily related to a $6.1 million increase in employee related costs.
Segment operating income
Operating income in the Italy segment for the six months ended June 30, 2018 increased by $40.3 million, or 16.9% ($10.0 million, or 4.2% on a constant currency basis) compared to six months ended June 30, 2017, while segment operating margin amounted to 30.1% and 29.5% for the six months ended June 30, 2018 and 2017, respectively.
The constant currency increase of $10.0 million in operating income was principally driven by a $24.8 million increase in Operating and Facilities Management Contracts due to an increase in lotto, partially offset by an increase of $16.8 million in cost of services.

Liquidity and Capital Resources
The Company's business is capital intensive, and requires liquidity in order to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due 2021. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements.
The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months.
The cash management, funding of operations and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.
The Company's total available liquidity was as follows:

($ thousands)	June 30, 2018	December 31, 2017
Revolving Credit Facilities due 2021	1,682,092	1,974,493
Cash and cash equivalents	613,777	1,057,418
Total Liquidity	2,295,869	3,031,911
The Revolving Credit Facilities due 2021 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's near-term liquidity or capital resources. At June 30, 2018 and December 31, 2017, the borrowers under the Revolving Credit Facilities due 2021 were in compliance with all covenants. From time to time the Company and its creditors may amend these covenants, and maintaining compliance with these covenants in the future may restrict the ability of the Company to pay dividends, repurchase shares, acquire assets of other companies, or grant security interests in its assets.
The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at the dates represented above.
The amounts presented above for cash and cash equivalents increased by $45.6 million compared to the amounts disclosed in the Company's Form 6-K furnished on July 31, 2018, due to an immaterial misclassification of a cash balance to short term borrowings.
The Company has two agreements with major European financial institutions to sell certain trade receivables related to the Italy segment on a non-recourse basis. For the six month period ended June 30, 2018 and the year ended December 31, 2017, the Company sold €187.2 million ($218.3 million at the June 30, 2018 exchange rate) and €221.3 million ($265.4 million at the December 31, 2017 exchange rate) of trade receivables, respectively, which have been derecognized from the Company’s condensed consolidated balance sheets.
The Company also sells certain other trade and customer financing receivables on a non-recourse basis which have been derecognized from the Company’s condensed consolidated balance sheet. As of the six months ended June 30, 2018 and year ended December 31, 2017, the Company sold $38.2 million and $52.8 million of these receivables, respectively.
Cash Flow Summary
The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the six months ended June 30,
($ thousands)	2018	2017
Net cash provided by operating activities	120,150	323,924
Net cash (used in) provided by investing activities	(251,444)	617,509
Net cash used in financing activities	(329,897)	(798,205)
Net cash flows	(461,191)	143,228
The amounts presented above for the six months ended June 30, 2018 for net cash used in financing activities decreased by $45.6 million and net cash flows increased by $45.6 million compared to the amounts disclosed in the Company's Form 6-K furnished on July 31, 2018, due to an immaterial misclassification of a cash balance to short term borrowings.
The amounts presented above for the six months ended June 30, 2017 have been corrected when compared to the amounts disclosed in the Company's Form 6-K furnished on August 1, 2017, due to the change in misclassification of the upfront payment of $185.4 million made to the Italian governmental authority in connection with the Italian Gioco del Lotto service license from cash flows from investing activities to cash flows from operating activities.

Analysis of Cash Flows
Net Cash Provided By Operating Activities
During the six months ended June 30, 2018, the Company generated $120.2 million of net cash flows from operating activities, a decrease of $203.8 million compared to the six months ended June 30, 2017. This decrease was principally due to:

•	A decrease of $180.9 million related to the increase in upfront Italian license fee payments in the six months ended June 30, 2018 compared to the six months ended June 30, 2017;

•	A decrease of $96.9 million in trade and other receivables, principally due to the timing of cash collections in the Italy segment;

•	A decrease of $63.6 million in income tax expense, primarily related to the June 2017 sale of DoubleDown;

•	An increase of $62.6 million in cash operating income in the Italy segment; and

•	An increase of $48.7 million in accounts payable, primarily due to the timing of payments.
Net Cash (Used In) Provided By Investing Activities
During the six months ended June 30, 2018, net cash flows used in investing activities were $251.4 million. During the six months ended June 30, 2017, net cash flows provided by investing activities were $617.5 million.
Investing activities for the six months ended June 30, 2018

•	Capital expenditures of $259.0 million, including:

◦	$82.7 million in the Italy segment, principally for lotto and machine gaming;

◦	$78.6 million in the North America Gaming and Interactive segment, primarily due to the investment in new machines in the casino installed base;

◦	$67.4 million in the North America Lottery segment, principally for lottery contracts, including South Carolina, West Virginia and New York; and

◦	$26.2 million in the International segment, principally related to upgrade the casino and VLT installed base to newer machines.
Investing activities for the six months ended June 30, 2017

•	Proceeds from the sale of DoubleDown, net of cash divested of $823.7 million;

•	Proceeds from the sale of assets of $162.8 million, principally related to the sale of the Company's Reno, Nevada campus for $156.0 million;

•	Capital expenditures of $370.6 million, including:

◦	$131.6 million in the North America Lottery segment for lottery contracts, including Florida, Virginia and North Carolina; and

◦	$125.1 million in the Italy segment principally for technological infrastructure supporting the new lotto license.
Net Cash Used in Financing Activities
During the six months ended June 30, 2018 and 2017, net cash flows used in financing activities were $329.9 million and $798.2 million, respectively.
Financing activities for the six months ended June 30, 2018

•	Principal payment of $625.5 million to redeem the €500 million 6.625% Senior Secured Notes due 2018 when they matured on February 2, 2018;

•
Principal payments of $303.6 million and $129.7 million to partially tender €700 million 4.125% Senior Secured Notes due February 2020 and €500 million 4.750% Senior Secured Notes due March 2020, respectively;

•	Dividends paid and capital returned to non-controlling shareholders of $125.8 million and $53.6 million, respectively;

•	Dividends paid of $81.6 million to shareholders;

•	Proceeds of $577.7 million from the issuance of €500 million 3.500% Senior Secured Notes due July 2024; and

•	Net proceeds of $286.2 million from the Revolving Credit Facilities due July 2021.

Financing activities for the six months ended June 30, 2017

•	Principal payment of $355.7 million pursuant to the June 2017 tender offer for any and all of the outstanding principal amount of the 7.500% Senior Secured Notes due July 2019;

•	Principal payments on other long-term debt of $315.9 million;

•	Dividends paid of $81.2 million to shareholders;

•	Dividends paid and capital returned to non-controlling shareholders of $43.2 million and $35.9 million, respectively; and

•	Capital increases of $107.5 million received from redeemable non-controlling interests related to the Lotto license in Italy.
Off-Balance Sheet Arrangements
At June 30, 2018, we did not have any significant changes to off-balance sheet arrangements.
Dividends
Dividends of $81.6 million were paid during the six months ended June 30, 2018. Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not yet implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.
Contractual Obligations
There have been no material changes to our contractual obligations disclosed under "Item 5.F. Tabular Disclosure of Contractual Obligations" to our 2017 Form 20-F, except as disclosed in Note 6, Debt, to the condensed consolidated financial statements herein.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under "Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk" included in our 2017 Form 20-F.

Item 4.	Controls and Procedures

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As disclosed in our December 31, 2017 Form 20-F, management identified a material weakness in its internal control over financial reporting as the Company did not maintain effective internal controls related to the identification, evaluation, and documentation of significant judgments related to the classification on the Consolidated Statement of Cash Flows of significant non-recurring transactions, such as the material upfront payments made in connection with the Italian Gioco del Lotto service license.  During the second half of the 2017 reporting process and continuing through the first quarter of 2018, management remediated the Company’s internal controls over financial reporting to identify, evaluate and document significant judgments related to the classification on the Consolidated Statement of Cash Flows of significant non-recurring transactions.  Actions taken to remediate the control included (i) expanding staffing and resources dedicated to technical accounting and financial reporting; (ii) formalization of the process to identify and document significant judgments related to the classification on the Consolidated Statement of Cash Flows of significant non-recurring transactions, and (iii) utilizing professional services from external advisers to supplement internal resources and provide the Company with access to additional technical resources that management uses in their evaluation of complex accounting matters related to the Consolidated Statement of Cash Flows. We believe these additional control procedures have strengthened our internal controls over financial reporting and addressed the material weakness.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the changes in the Company's internal control over financial reporting, including testing of those remediated controls as of March 31, 2018. Management assessed and concluded that the previously reported material weakness has been remediated as of March 31, 2018.

Item 5.	Subsequent Events

On April 20, 2018, the Company was informed of findings by the State of Washington’s Office of Financial Management with respect to an investigation into potential ethics violations by employees of the Washington state lottery. These potential violations included, among others, the possible acceptance by such employees of items of value beyond the limits of Washington state law and policy from various vendors, including the Company. As a result, the Company undertook an internal investigation with the assistance of outside counsel to assess, among other things, the extent of the involvement of employees of the Company in the potential violations. The Company concluded its internal investigation in the third quarter of 2018, including a review of its practices in certain jurisdictions outside of the State of Washington, and management does not believe this matter will have a material adverse impact on the Company.

PART II	OTHER INFORMATION

Item 1.	Legal Proceedings

Please see Note 8, Commitments and Contingencies—Legal Proceedings hereto.

Item 1A.	Risk Factors
Other than as set forth below, there have been no material new risk factors or material changes to the existing risk factors set forth in "Part I, Item 3.D. Risk Factors", to the Company's 2017 Form 20-F.

Failure to comply with the E.U. General Data Protection Regulation (the "GDPR") could result in significant penalties

The GDPR came into effect on May 25, 2018, expanding the rules on using personal data and increasing the risks of processing personal data compared to prior legislation and introducing new obligations on data controllers and rights for data subjects, including, among others:

•
accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;

•	enhanced data consent requirements, which includes "explicit" consent in relation to the processing of sensitive data;

•	obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility;

•	constraints on using data to profile data subjects;

•	providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances; and

•	reporting of breaches without undue delay (72 hours where feasible).

Several of the Parent’s subsidiaries, particularly those within the Italy business segment, deal with a significant amount of employee and customer personal data. While the Company has implemented policies and procedures designed to keep the Company in compliance with the GDPR, there is a risk that the measures will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with the GDPR may have serious financial consequences to the Company, including fines for data breaches of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Alberto Fornaro
Name: Alberto Fornaro
Title: Chief Financial Officer

Dated: September 17, 2018